As filed with the Securities and Exchange Commission on November 20, 2000

Registration No. ___-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM S-6
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF UNIT INVESTMENT TRUSTS
REGISTERED ON FORM N-8B-2

Initial Registration
_________________
SECURITY LIFE SEPARATE ACCOUNT L1
(Exact Name of Trust)

SECURITY LIFE OF DENVER INSURANCE COMPANY
(Name of Depositor)
1290 Broadway
Denver, Colorado 80203-5699
(Address of Depositor's Principal Executive Offices)

Copy to:
GARY W. WAGGONER, ESQ.	KIMBERLY J. SMITH, ESQ.
Security Life of Denver Insurance Company	Sutherland Asbill & Brennan LLP
1290 Broadway	1275 Pennsylvania Avenue, NW
Denver, CO 80203-5699	Washington, D.C. 20004-2415
(202) 383-0314

(Name and Address of Agent for Service)

____________________________

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered: Asset Portfolio Manager variable life insurance policies.

SECURITY LIFE SEPARATE ACCOUNT L1 (File No. ___-_____)
Cross-Reference Table

Form N-8B-2 Item No.	Caption in Prospectus

1, 2	Cover; Security Life of Denver Insurance Company; Security Life Separate Account L1

3	Inapplicable

4	Security Life of Denver Insurance Company

5, 6	Security Life Separate Account L1

7	Inapplicable

8	Financial Statements

9	Inapplicable

10(a), (b), (c), (d), (e)	Policy Summary; Policy Values; Determining Values in the Variable Division; Charges and Deductions; Surrender; Partial Withdrawals; Guaranteed Interest Division; Transfers of Account Value; Right to Exchange Policy; Lapse; Reinstatement; Premiums

10(f)	Voting Privileges; Right to Change Operations

10(g), (h)	Right to Change Operations

10(i)	Tax Considerations; Detailed Information about the Policy; General Policy Provisions; Guaranteed Interest Division

11, 12	Security Life Separate Account L1

13	Policy Summary; Charges and Deductions; Group or Sponsored Arrangements, or Corporate Purchasers

ii

Form N-8B-2 Item No.	Caption in Prospectus

14, 15	Policy Summary; Free Look Period; General Policy Provisions; Applying for a Policy

16	Premiums; Investment Date and Allocation of Net Premiums; How We Calculate Accumulation Unit Values

17	Premium Payments Affecting Your Coverage; Surrender; Partial Withdrawal

18	Policy Summary; Tax Considerations; Detailed Information about the Policy; Security Life Separate Account L1

19	Reports to Owners; Notification and Claims Procedures; Performance Information (Appendix C)

20	See 10(g) & 10(a)

21	Policy Loans

22	Policy Summary; Premiums; Grace Period; Security Life Separate Account L1; Detailed Information about the Policy

23	Inapplicable

24	Inapplicable

25	Security Life of Denver Insurance Company

26	Inapplicable

27, 28, 29, 30	Security Life of Denver Insurance Company

31, 32, 33, 34	Inapplicable

35	Inapplicable

36	Inapplicable

iii

Form N-8B-2 Item No.	Caption in Prospectus

37	Inapplicable

38, 39, 40, 41(a)	General Policy Provisions; Distribution of the Policies; Security Life of Denver Insurance Company

41(b), 41(c), 42, 43	Inapplicable

44	Determining Values in the Variable Division; How We Calculate Accumulation Unit Values

45	Inapplicable

46	Partial Withdrawals; Detailed Information about the Policy

47, 48, 49, 50	Inapplicable

51	Detailed Information about the Policy

52	Determining Values in the Variable Division; Right to Change Operations

53(a)	Tax Considerations

53(b), 54, 55	Inapplicable

56, 57, 58	Inapplicable

59	Financial Statements

iv

Prospectus

ASSET PORTFOLIO MANAGER VARIABLE UNIVERSAL LIFE
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and
Security Life Separate Account L1

Consider carefully the policy charges, deductions, and refunds beginning on page 44 in this prospectus.

You should read this prospectus and keep it for future reference. A prospectus for each underlying investment portfolio must accompany and should be read together with this prospectus.

This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you.

Your Policy

  is a flexible premium variable universal life insurance policy;
  is issued by Security Life of Denver Insurance Company; and
  is returnable by you during the free look period if you are not satisfied.

Your Premium Payments

  are flexible, so the premium amount and frequency may vary;
  are allocated to variable investment options and the guaranteed interest division, based on your instructions;
  are invested in shares of the underlying investment portfolios under each variable investment option; and
  can be invested in as many as eighteen investment options over the policy's lifetime.

Your Account Value

  is the sum of your holdings in the variable division, the guaranteed interest division and the loan division;
  has no guaranteed minimum value under the variable division. The value varies with the value of the underlying investment portfolio;
  has a minimum guaranteed rate of return for amounts in the guaranteed interest division; and
  is subject to specified expenses and charges, including possible surrender charges.

Death Proceeds

  are paid if the policy is in force when the insured person dies;
  are equal to the death benefit minus an outstanding policy loan, accrued loan interest and unpaid charges incurred before the insured person dies;
  are calculated under your choice of options:

             * Option 1 - a fixed minimum death benefit;
             * Option 2 - a stated death benefit plus your account value; and
             * Option 3 - a stated death benefit plus the sum of the premiums we receive minus partial withdrawals you have taken; and

  are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Neither the SEC nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This life insurance policy IS NOT a bank deposit or obligation, federally insured or backed by any bank or government agency.

Date of Prospectus ___________________ __, 2000

ISSUED BY:	Security Life of Denver Insurance Company ING Security Life Center 1290 Broadway Denver, CO 80203-5699 (800) 525-9852	UNDERWRITTEN BY:	ING America Equities, Inc. 1290 Broadway Denver, CO 80203-5699 (303) 860-2000
THROUGH ITS:	Security Life Separate Account L1
ADMINISTERED BY:	Customer Service Center P.O. Box 173888 Denver, CO 80217-3888 (800) 848-6362

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POLICY SUMMARY

Your Policy

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access a portion of your policy value by taking loans or partial withdrawals. You may surrender your policy for its net cash surrender value. At the policy anniversary nearest the insured person's 100th birthday if the insured person is still alive you may surrender your policy or continue it under the continuation of coverage option. See Policy Maturity, page 30 and Continuation of Coverage, page 30.

Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.

Free Look Period

Within limits as specified by law, you have the right to examine your policy and return it for a refund of all premium payments we have received or the account value, if you are not satisfied for any reason. The policy is then void. See Free Look Period, page 38.

Premium Payments

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:

  for us to issue your policy;
  sufficient to keep your policy in force; and
  as necessary to continue certain benefits.

Depending on the amount of premium you choose to pay, it may not be enough to keep your policy or certain riders in force. See Premium Payments Affect Your Coverage, page 22.

Allocation of Net Premiums

This policy has premium-based charges which are subtracted from your payments. We add the balance, or net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options and the guaranteed interest division. See Investment Date and Allocation of Net Premiums, page 21.

Charges and Deductions

All charges presented here are current unless stated otherwise.

____________________

This summary highlights some important points about your policy. The policy is more fully described in the attached, complete prospectus. Please read it carefully. "We," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

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Charges

Other Than Investment Portfolio Annual Expenses
See Charges, Deductions and Refunds, page 44)

Charge	When Charge is Deducted	Amount Deducted
Tax Charges	Each premium payment received	2.5% for state and local taxes; 1.5% for estimated federal income tax treatment of deferred acquisition costs.
Sales Charge	Each premium payment received	For segment years 1-5, 6% sales charge on amount up to target premium; for segment years 6+, 3.5% sales charge on amount up to target premium.
Surrender Charge	First nine policy or segment years	Dollar amount for each $1,000 of stated death benefit; surrender charge will vary by issue age and will decline to zero in the tenth policy or segment year.
Mortality & Expense Risk Charge	Monthly from account value	0.075% in policy years 1-10 (0.90% on an annual basis); 0.0375% in policy years 11-20 (0.45% on an annual basis); 0% thereafter.
Policy Charge	Monthly from account value	$15 per month for first three policy years; $7.50 per month thereafter.
Administrative Charge	Monthly from account value	Dollar amount for each $1,000 of death benefit; applied to first $5 million of death benefit, based on original issue age and policy duration.
Cost of Insurance Charge	Monthly from account value	Varies based on current cost of insurance rates and net amount at risk.
Rider Charges (excluding Guaranteed Minimum Death Benefit Charge)	Monthly from account value	Varies depending on the rider benefits you choose.
Partial Withdrawal Fee	Transaction date from account value	Up to $25.
Illustration Fee	Transaction date from account value	One free illustration per policy year; thereafter, $25 per illustration.
Guaranteed Minimum Death Benefit Charge	Monthly from account value	Currently, $0.005 per $1,000 of the stated death benefit during guarantee period.

Variable Division

If you invest in the variable investment options, you may make or lose money depending on market conditions. The variable investment options are described in the prospectuses for the underlying investment portfolios. Each investment portfolio has its own investment objective. See Investment Portfolio Objectives, page 13.

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Fees and Expenses of the Investment Portfolios

The separate account purchases shares of the underlying investment portfolios, at net asset value. This price reflects investment management fees, any 12b-1 fees and other direct expenses deducted from the portfolio assets. This table describes these fees and expenses in gross amounts and net amounts after waiver or reimbursement of fees or expenses by the investment portfolio advisers. Waivers or reimbursements are voluntary and subject to change. The portfolio expense information was provided to us by the portfolios and we have not independently verified this information.

These expenses are not direct charges against variable division assets or reductions from contract values. Rather, these expenses are included in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.

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Investment Portfolio Annual Expenses (As a Percentage of Portfolio Average Net Assets)

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed	Total Net Portfolio Expenses
AIM Variable Insurance Funds
AIM V.I. Capital Appreciation Fund	0.62%	N/A	0.11%	0.73%	N/A	0.73%
AIM V.I. Government Securities Fund	0.50%	N/A	0.40%[1]	0.90%	N/A	0.90%
The Alger American Fund
Alger American Growth Portfolio	0.75%	N/A	0.04%	0.79%	N/A	0.79%
Alger American Leveraged AllCap Portfolio	0.85%	N/A	0.08%[2]	0.93%	N/A	0.93%
Alger American MidCap Growth Portfolio	0.80%	N/A	0.05%	0.85%	N/A	0.85%
Alger American Small Capitalization Portfolio	0.85%	N/A	0.05%	0.90%	N/A	0.90%
Fidelity Variable Insurance Products Fund
VIP Growth Portfolio Service Class	0.58%	0.10%	0.09%	0.77%	0.02%	0.75%[3]
VIP Overseas Portfolio Service Class	0.73%	0.10%	0.18%	1.01%	0.03%	0.98%[3]
Fidelity Variable Insurance Products Fund II
VIP II Asset Manager Portfolio Service Class	0.53%	0.10%	0.11%	0.74%	0.01%	0.73%[3]
VIP II Index 500 Portfolio	0.24%	N/A	0.10%	0.34%	0.06%	0.28%
The GCG Trust [4]
GCG Trust Liquid Assets Fund	0.56%	N/A	N/A	0.56%	N/A	0.56%
INVESCO Variable Investment Funds, Inc.
INVESCO VIF-Equity Income Fund [5]	0.75%	N/A	0.44%	1.19%	0.02%	1.17%
INVESCO VIF-High Yield Fund [6]	0.60%	N/A	0.48%	1.08%	0.01%	1.07%
INVESCO VIF-Small Company Growth Fund [7]	0.75%	N/A	3.35%	4.10%	2.39%	1.71%
INVESCO VIF-Total Return Fund [8]	0.75%	N/A	0.55%	1.30%	0.13%	1.17%
INVESCO VIF-Utilities Fund [9]	0.60%	N/A	1.08%	1.68%	0.47%	1.21%
Janus Aspen Series Service Shares [10]
Janus Aspen Aggressive Growth Service Shares	0.65%	0.25%	0.02%	0.92%	N/A	0.92%
Janus Aspen Growth Service Shares	0.65%	0.25%	0.02%	0.92%	N/A	0.92%
Janus Aspen International Growth Service Shares	0.65%	0.25%	0.11%	1.01%	N/A	1.01%
Janus Aspen Worldwide Growth Service Shares	0.65%	0.25%	0.05%	0.95%	N/A	0.95%
Neuberger Berman Advisers Management Trust
Growth Portfolio	0.84%	N/A	0.08%	0.92%	N/A	0.92%
Limited Maturity Bond Portfolio	0.65%	N/A	0.11%	0.76%	N/A	0.76%
Partners Portfolio	0.80%	N/A	0.07%	0.87%	N/A	0.87%
Van Eck Worldwide Insurance Trust
Worldwide Bond Fund	1.00%	N/A	0.22%	1.22%	N/A	1.22%
Worldwide Emerging Markets Fund	1.00%	N/A	0.54%	1.54%	0.20%[11]	1.34%
Worldwide Hard Assets Fund	1.00%	N/A	0.26%	1.26%	N/A	1.26%
Worldwide Real Estate Fund	1.00%	N/A	2.23%	3.23%	1.79%[12]	1.44%

____________________________

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1Included in AIM V.I. Government Securities Fund's "Other Expenses" is 0.10% of interest expense.

2Included in Alger American Leveraged AllCap portfolio's "Other Expenses" is 0.01% of interest expense.

3Fidelity absorbed a portion of the portfolio and custodian expenses for some portfolios with part of the brokerage commissions and un-invested cash balances. Before this absorption, "Total Portfolio Expenses" are 0.77% for Growth portfolio, 1.01% for Overseas portfolio and 0.74% for Asset Manager portfolio.

4The GCG Trust pays Directed Services, Inc. ("DSI") for its services a monthly management fee based on the annual rates of the average daily net assets of the investment portfolios. DSI (and not the GCG Trust) in turn pays each portfolio manager a monthly fee for managing the assets of the portfolios.

5INVESCO absorbed a portion of VIF-Equity Income Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.42% and 1.17% respectively.

6INVESCO absorbed a portion of VIF-High Yield Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.47% and 1.07% respectively.

7INVESCO absorbed a portion of VIF-Small Company Growth Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.96% and 1.71%, respectively.

8INVESCO absorbed a portion of VIF-Total Return Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.42% and 1.17%, respectively.

9INVESCO absorbed a portion of VIF-Utilities Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.61% and 1.21%, respectively.

10Janus Aspen Series Service Shares have a distribution plan or "Rule 12b-1 plan" which is described in the Funds' prospectuses. Expenses are based on the estimated expenses that the Service Shares Class of each Portfolio expects to incur in its initial fiscal year. All expenses are shown without the effect of any expense offset arrangements.

11Van Eck Associates Corporation absorbed expenses exceeding 1.30% of the Fund's average daily assets, effective May 13, 1999.

12Van Eck Associates Corporation absorbed certain expenses exceeding 1.50%. The fund's expenses were also reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the fund directs certain portfolio trades to a broker that, in turn, pays a potion of the fund's expenses.

Guaranteed Interest Division

The guaranteed interest division guarantees principal and is part of our general account. Any amount you direct into the guaranteed interest division is credited with interest at a fixed rate. See Guaranteed Interest Division, page 18.

Policy Values

Your policy account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. See Policy Values, page 31 and Partial Withdrawals, page 35.

Your Account Value in the Variable Division

Accumulation units are the way we measure value in the variable division. Accumulation unit value is the value of one unit of a variable investment option on a valuation date. Each variable investment option has a different accumulation unit value. See Determining Values in the Variable Division, page 31.

The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects the expenses of the investment portfolios. See Determining Values in the Variable Division, page 31 and How We Calculate Accumulation Unit Values, page 32.

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Transfers of Account Value

With some limitations, you may make twelve free transfers among the variable investment options or to the guaranteed interest division each policy year. There are restrictions on transfers from the guaranteed interest division. See Transfers of Account Value, page 32 and Policy Transaction Fees, page 46.

Special Policy Features

Designated Deduction Investment Option

You may designate one investment option from which we will deduct all of your monthly deductions. See Designated Deduction Investment Option, page 29.

Riders

You may attach additional benefits to your policy by rider. In most cases, we deduct a monthly charge from your account value for these benefits. See Riders, page 28.

Dollar Cost Averaging

Dollar cost averaging is a systematic plan of transferring account values to selected investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. See Dollar Cost Averaging, page 33.

Automatic Rebalancing

Automatic rebalancing periodically reallocates your net account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. See Automatic Rebalancing, page 33.

Loans

You may take loans against your policy's net cash surrender value. We charge an annual loan interest rate of 3.75% in policy years 1-10 and 3.15% thereafter. We credit an annual interest rate of 3% on amounts held in the loan division as collateral for your loan. See Policy Loans, page 34.

Loans may have tax consequences. See Tax Considerations, page 49.

Partial Withdrawals

You may withdraw part of your net cash surrender value any time after your first policy anniversary. You may make only one partial withdrawal per policy year. Partial withdrawals may reduce your policy's death benefit and will reduce your account value. We assess a fee for each partial withdrawal; surrender charges may apply as well. See Partial Withdrawals, page 35.

Partial withdrawals may have tax consequences. See Tax Considerations, page 49.

Policy Modification, Termination and Continuation Features

Right to Exchange Policy

For 24 months after the policy date you may exchange your policy for a guaranteed policy, unless law requires differently. There is no charge for this exchange. See Right to Exchange Policy, page 30.

Surrender

You may surrender your policy for its net cash surrender value at any time before the death of the insured person. All insurance coverage ends on the date we receive your request. If the surrender charge exceeds the available cash value, there will be no proceeds paid to you on surrender.See Surrender, page 38. A surrender may have tax consequences. See Tax Considerations, page 29.

Lapse

In general, insurance coverage continues as long as your net account value is enough to pay the monthly deductions. However, your policy is guaranteed not to lapse during the guarantee period if you have elected the guaranteed minimum death benefit feature and certain conditions have been met. See Lapse, page 36 and Guaranteed Minimum Death Benefit, page 27.

Reinstatement

You may reinstate your policy and its riders within five years of its lapse if you still own the policy and the insured person meets our underwriting requirement.

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You will need to give proof of insurability as at policy issue. You will also need to pay required reinstatement premiums.

If the guaranteed minimum death benefit lapses and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate this feature.

If you had a policy loan existing when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. See Reinstatement, page 37.

Policy Maturity

If the insured person is still living on the maturity date or the policy anniversary nearest the insured person's 100th birthday and you do not choose to let the continuation of coverage feature become effective, you must surrender your policy. We will pay the net account value. Your policy then ends. See Policy Maturity, page 30.

Continuation of Coverage

At the policy anniversary nearest the insured person's 100th birthday, you may choose to let the continuation of coverage feature become effective. See Continuation of Coverage, page 30.

Death Benefits

After the death of the insured person, we pay death proceeds to the beneficiary(ies) if your policy is still in force. Based on the death benefit option you have chosen, the base death benefit varies.

We generally require a minimum target death benefit of $100,000 for fully underwritten policies, and $50,000 for guaranteed issue policies. However, we may lower this minimum for group or sponsored arrangements, or corporate purchasers. A separate cost of insurance applies to your base death benefit. See Applying for a Policy, page 19 and Death Benefits, page 22.

You may change your death benefit amount while your policy is in force, subject to certain restrictions. See Changes in Death Benefit Amounts, page 26.

Tax Considerations

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. See Tax Status of the Policy, page 49.

Assuming the policy qualifies as a life insurance contract under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:

  partial withdrawals;
  loans;
  surrender; or
  lapse.

In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. See Modified Endowment Contracts, page 50.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

You should consult a qualified legal or tax adviser before you purchase your policy.

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How the Policy Works

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SECURITY LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS

Security Life of Denver Insurance Company

Security Life of Denver Insurance Company (Security Life) is a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York. At the close of 1999, the company and its consolidated subsidiaries had over $184.2 billion of life insurance in force. As of December 31, 1999 our total assets were over $11.3 billion and our shareholder's equity was over $899 million.

We have a complete line of life insurance products, including:

  annuities;
  individual life;
  group life;
  pension products; and
  market life reinsurance.

Security Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $495.0 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 1999.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life and is registered as a broker-dealer with the SEC and the NASD. ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.

Security Life Separate Account L1

Separate Account Structure

We established Security Life Separate Account L1 (the separate account) on November 3, 1993, under Colorado's insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or Security Life.

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We keep the separate account assets separate from our general account and other separate accounts. We may offer other variable life insurance contracts with different benefits and charges that invest in the separate account. We do not discuss these contracts in this prospectus. The separate account may invest in other securities not available for the policy described in this prospectus.

The company owns all the assets in the separate account. We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

Order of Separate Account Liabilities

Law provides that we may not charge general account liabilities against separate account assets equal to its reserves and other liabilities. This means that if we ever become insolvent, the separate account assets will be used first to pay separate account policy claims. Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

Investment Options

Investment options include the variable and the guaranteed interest divisions, but not the loan division. The separate account has several variable investment options which invest in shares of underlying investment portfolios. This means that the investment performance of a policy depends on the performance of the investment portfolios you choose. Each investment portfolio has its own investment objective. These investment portfolios are not available directly to individual investors. They are available only as underlying investments for variable annuity and variable life insurance contracts and certain pension accounts.

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Investment Portfolios

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who is not associated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.

Investment Portfolio Objectives

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

Some investment portfolio advisers (or their affiliates) may pay us compensation for servicing, administration or other expenses. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers may pay us more or less than others and our affiliates may pay us significantly more. We receive 12b-1 fees from some investment portfolios.

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INVESTMENT PORTFOLIO OBJECTIVES
Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
AIM V.I. Capital Appreciation Fund	Investment Company: AIM Variable Insurance Funds Investment Adviser: A I M Advisors, Inc.	Seeks growth of capital through investment in common stocks.
AIM V.I. Government Securities Fund	Investment Company: AIM Variable Insurance Funds Investment Adviser: A I M Advisors, Inc.	Seeks to achieve high current income consistent with reasonable concern for safety of principal.
Alger American Growth Portfolio	Investment Company: The Alger American Fund Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.
Alger American Leveraged AllCap Portfolio	Investment Company: The Alger American Fund Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation by investing, under normal circumstances, in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.
Alger American MidCap Growth Portfolio	Investment Company: The Alger American Fund Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.
Alger American Small Capitalization Portfolio	Investment Company: The Alger American Fund Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

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INVESTMENT PORTFOLIO OBJECTIVES
Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
VIP Growth Portfolio Service Class	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks capital appreciation by investing in common stocks of companies that it believes have above-average growth potential, either domestic or foreign issuers.
VIP Overseas Portfolio Service Class	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks long-term growth of capital by investing at least 65% of total assets in foreign securities.
VIP II Asset Manager Portfolio Service Class	Investment Company: Fidelity Variable Insurance Products Fund II Investment Manager: Fidelity Management & Research Company	Seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.
VIP II Index 500 Portfolio	Investment Company: Fidelity Variable Insurance Products Fund II Investment Manager: Fidelity Management & Research Company Sub-Adviser: Bankers Trust Company	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P® 500.
Liquid Assets Fund	Investment Company: The GCG Trust Investment Manager: Directed Services, Inc. Portfolio Manager: ING Investment Management, LLC (an affiliate)	Seeks high level of current income consistent with the preservation of capital and liquidity. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.
VIF-Equity Income Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc.	Seeks high current income, with growth of capital as a secondary objective by investing at least 65% of its assets in dividend-paying common and preferred stocks. The rest of the fund's assets are invested in debt securities, and lower-grade debt securities.

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INVESTMENT PORTFOLIO OBJECTIVES
Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
VIF-High Yield Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc.	Seeks to provide a high level of current income by investing substantially all of its assets in lower-rated debt securities and preferred stock, including securities issued by foreign companies.
VIF-Small Company Growth Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc.	Seeks long-term capital growth by investing at least 65% of its assets in equity securities of companies with market capitalizations of $2 billion or less. The remainder of the fund's assets can be invested in a wide range of securities that may or may not be issued by small companies.
VIF-Total Return Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc.	Seeks to provide high total return through both growth and current income by investing at least 30% of its assets in common stocks of companies with a strong history of paying regular dividends and 30% of its assets in debt securities. The remaining 40% of the fund is allocated among these and other investments at INVESCO's discretion, based upon current business, economic and market conditions.
VIF-Utilities Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc..	Seeks capital appreciation and income by investing at least 80% of its assets in companies doing business in the utilities economic sector. The remainder of the fund's assets are not required to be invested in the utilities economic sector.
Aspen Aggressive Growth Portfolio Service Shares	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential and normally investing at least 50% of its equity assets in medium-sized companies which fall within the range of companies in the S&P® MidCap 400 Index.
Aspen Growth Portfolio Service Shares	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks selected for their growth potential. Although the portfolio can invest in companies of any size, it generally invests in larger, more established companies.

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INVESTMENT PORTFOLIO OBJECTIVES
Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
Aspen International Growth Portfolio Service Shares	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country.
Aspen Worldwide Growth Portfolio Service Shares	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.
Growth Portfolio	Investment Company: Neuberger Berman Advisers Management Trust Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks growth of capital by investing mainly in common stock mid-capitalization companies.
Limited Maturity Bond Portfolio	Investment Company: Neuberger Berman Advisers Management Trust Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal by investing mainly in investment-grade bonds and other debt securities from U.S. Government and corporate issuers.
Partners Portfolio	Investment Company: Neuberger Berman Advisers Management Trust Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks growth of capital by investing mainly in common stock of mid- to large-capitalization companies.

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INVESTMENT PORTFOLIO OBJECTIVES
Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
Worldwide Bond Fund	Investment Company: Van Eck Worldwide Insurance Trust Investment Adviser and Manager: Van Eck Associates Corporation	Seeks high total return--income plus capital appreciation--by investing globally, primarily in a variety of debt securities.
Worldwide Emerging Markets Fund	Investment Company: Van Eck Worldwide Insurance Trust Investment Adviser and Manager: Van Eck Associates Corporation	Seeks long-term capital appreciation by investing in equity securities in emerging markets around the world.
Worldwide Hard Assets Fund	Investment Company: Van Eck Worldwide Insurance Trust Investment Adviser and Manager: Van Eck Associates Corporation	Seeks long-term capital appreciation by investing primarily in "hard asset securities." Hard assets include precious metals, natural resources, real estate and commodities. Income is a secondary consideration.
Worldwide Real Estate Fund	Investment Company: Van Eck Worldwide Insurance Trust Investment Adviser and Manager: Van Eck Associates Corporation	Seeks high total return by investing in equity securities of companies that own significant real estate or that principally do business in real estate.

Guaranteed Interest Division

You may allocate all or a part of your net premium and transfer your net account value into the guaranteed interest division. The guaranteed interest division guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.

The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

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The amount you have in the guaranteed interest division is all of the net premium you allocate to that division, plus transfers you make to the guaranteed interest division plus interest earned.

Amounts you transfer out of or withdraw from the guaranteed interest division reduce this amount. It is also reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. This interest rate is never less than the minimum guaranteed interest rate of 3% and will be in effect for at least twelve months. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest division.

Maximum Number of Investment Options

There are three divisions: the variable division, the guaranteed interest division and the loan division. Under the variable division, there are numerous variable investment options. See Security Life Separate Account L1, page 12 and Investment Portfolio Objectives, page 13.

You may invest in a total of eighteen investment options over the life of your policy. Investment options include the variable and the guaranteed interest divisions, but not the loan division.

As an example, if you have had funds in seventeen variable investment options and the guaranteed interest division, these are the only investment options to which you may later add or transfer funds. However, you could still take a policy loan and access the loan division.

You may want to use fewer investment options in the early years of your policy, so that you can invest in others in the future. If you invest in eighteen variable investment options, you will not be able to invest in the guaranteed interest division.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Asset Portfolio Manager variable universal life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We will describe any such differences in your policy.

Applying for a Policy

You purchase this variable universal life policy by submitting an application to us. On the policy date, the insured person should be no older than age 85. The minimum age to issue a policy for smokers is age 15. For groups, the maximum issue age is 70. The insured person is the person on whose life we issue the policy. See Age, page 39.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

We may reduce the minimum death benefit for group or sponsored arrangements, or corporate purchasers. Our underwriting and reinsurance procedures in effect at the time you apply limit the maximum death benefit.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of the permanent insurance for which you applied. The maximum amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes any other in-force coverage you have with us.

Temporary coverage begins when:

  you have completed and signed our binding limited life insurance coverage form;
  we receive and accept a premium payment of at least your scheduled premium (selected on your application); and
  part I of the application is complete.

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Temporary life insurance coverage ends on the earliest of:

  the date we return your premium payments;
  five days after we mail notice of termination to the address on your application;
  the date your policy coverage starts;
  the date we refuse to issue a policy based on your application; or
  90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if:

  there is a material misrepresentation in your answers on the binding limited life insurance coverage form;
  there is a material misrepresentation in statements on your application;
  the person intended to be the insured person dies by suicide or self-inflicted injury; or
  the bank does not honor your premium check.

Policy Issuance

Before we issue a policy, we require satisfactory evidence of insurability of the insured person and payment of your initial premium. This evidence may include a medical examination and completion of all underwriting and issue requirements.

The policy date shown on your policy schedule determines:

  monthly processing dates;
  policy months;
  policy years; and
  policy anniversaries.

The policy date is not affected by when you receive the policy. We charge monthly deductions from the policy date unless your policy specifies otherwise.

The policy date is determined one of three ways:

  the date you designate on your application, subject to our approval;
  the back-date of the policy to save age, subject to our approval and law; or
  if there is no designated date or back-date, the policy date is:
    the date all underwriting and administrative requirements have been met if we receive your initial premium before we issue your policy; or
    the date we receive your initial premium if it is after we approve your policy for issue.

Definition of Life Insurance Choice

At policy issue, you may choose one of two tests for the federal income tax definition of life insurance. You cannot change your choice later. The tests are the cash value accumulation test and the guideline premium/cash value corridor test. If you choose the guideline premium/cash value corridor test, we may limit premium payments relative to your policy death benefit under this test. See Tax Status of the Policy, page 49.

Premiums

You may choose the amount and frequency of premium payments, within limits. You cannot make premium payments after the death of the insured person or after the continuation of coverage period begins. See Continuation of Coverage, page 30.

We consider payments we receive to be premium payments if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your premium payment, we add the remaining net premium to your policy.

Scheduled Premiums

Your premiums are flexible. You may select your scheduled premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You may choose to pay your premium by electronic funds transfer each month. This option is not available for your initial premium. The financial institution that makes your electronic funds transfer may charge for this service.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected. During the special continuation period, your scheduled premium should not be less than the minimum annual premium shown in your policy.

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If you want the guaranteed minimum death benefit, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. See Guaranteed Minimum Death Benefit, page 27.

Unscheduled Premium Payments

Generally speaking, you may make unscheduled premium payments at any time, however:

  We may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to your unscheduled premium payments;
  We may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase; and
  We will return premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

See Modified Endowment Contracts, page 50 and Changes to Comply with the Law, page 52.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take tax or sales charges which apply to premium payments.

Target Premium

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age and gender of the insured person. The target premium is used in determining your initial sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and each additional segment is listed in the policy schedule we provide to you. See Premiums, page 20.

Investment Date and Allocation of Net Premiums

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. It must be at least the sum of the scheduled premiums due from your policy date through your investment date.

The investment date is the first date we apply the net premium we have received to your policy. If we receive your initial premium after we approve your policy for issue, the investment date is the date we receive your initial premium.

We apply the initial net premium to your policy after:

a)we receive the required amount of premium;

b)all issue requirements have been received by our customer service center; and

c)we approve your policy for issue.

Amounts you designate for the guaranteed interest division will be allocated to that division on the investment date. If your state requires the return of your premium during the free look period, we initially invest amounts you have designated for the variable division in The GCG Trust Liquid Assets fund. We later transfer these amounts from the Liquid Assets fund to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:

  five days after we mailed your policy plus your state free look period has ended; or
  we have received your delivery receipt plus your state free look period has ended.

If your state provides for return of account value during the free look period or no free look period, we invest amounts you designated for the variable division directly into your selected variable investment options.

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We allocate all later premium payments to your policy on the valuation date of receipt. We use your most recent premium allocation instructions specified in whole numbers totaling 100% and using up to eighteen investment options over the life of your policy. See Maximum Number of Investment Options, page 19.

You may make premium allocation changes throughout the year without charge. If you change your designated deduction investment option from which monthly deductions are taken, we consider this a premium allocation change.

Premium Payments Affect Your Coverage

Unless you have the guaranteed minimum death benefit feature, your coverage lasts only as long as your net account value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan plus accrued loan interest. If you do not meet these conditions, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. See Lapse, page 36 and Grace Period, page 37.

Under the guaranteed minimum death benefit option, the base death benefit portion of your policy remains effective until the end of the guarantee period. The guaranteed minimum death benefit feature does not apply to riders which terminate when your policy is kept in force under this feature. You must meet all conditions of the guarantee. See Guaranteed Minimum Death Benefit, page 27.

Modified Endowment Contracts

There are special federal income tax rules for distributions from life insurance policies which are modified endowment contracts. These rules apply to policy loans, surrenders and partial withdrawals. Whether or not these rules apply depends upon whether or not the premiums we receive are greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. See Modified Endowment Contracts, page 50.

Death Benefits

You can decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance (base coverage) with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available with your one policy. The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy. See Adjustable Term Insurance Rider, page 28.

When we issue your policy, we base the initial insurance coverage on the instructions in your application. The death benefit at issue may vary from the stated death benefit plus adjustable term insurance coverage for some 1035 exchanges.

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce sales compensation, but may increase the monthly cost of insurance. See Adjustable Term Insurance Rider, page 28.

Your death benefit is calculated as of the date of death of the insured person.

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Death Benefit Summary

This chart assumes no death benefit option changes and no requested or scheduled increases or decreases in stated or target death benefit and that partial withdrawals are less than the premium we receive.

	Option 1	Option 2	Option 3
Stated Death Benefit	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.
Base Death Benefit	The greater of the stated death benefit or the account value multiplied by the appropriate factor from the definition of life insurance factors.	The greater of the stated death benefit plus the account value or the account value multiplied by the appropriate factor from the definition of life insurance factors.	The greater of the stated death benefit plus the sum of all premiums we receive minus partial withdrawals you have taken or the account value multiplied by the appropriate factor from the definition of life insurance factors.
Target Death Benefit	Stated death benefit plus adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.	Stated death benefit plus adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.	Stated death benefit plus adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.
Total Death Benefit	It is the greater of the target death benefit or the base death benefit.	It is the greater of the target death benefit plus the account value or the base death benefit.	It is the greater of the target death benefit plus the sum of all premiums we receive minus partial withdrawals you have taken or the base death benefit.

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	Option 1	Option 2	Option 3
Adjustable Term Insurance Rider Benefit	The adjustable term insurance rider benefit is the total death benefit minus base death benefit, but it will not be less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit, the adjustable term insurance benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit. If the base death benefit becomes greater than the target death benefit, then the adjustable term insurance rider benefit is zero.	The adjustable term insurance rider benefit is the total death benefit minus the base death benefit, but it will not be less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit plus the account value, the adjustable term insurance rider benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit plus the account value. If the base death benefit becomes greater than the target death benefit plus the account value, then the adjustable term insurance rider benefit is zero.	The adjustable term insurance rider benefit is the total death benefit minus the base death benefit, but it will not be less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit plus the sum of all premiums we receive minus partial withdrawals you have taken, the adjustable term insurance rider benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit; plus the sum of all premiums we receive minus partial withdrawals you have taken. If the base death benefit becomes greater than the target death benefit plus the sum of all premiums we receive minus partial withdrawals you have taken, then the adjustable term insurance rider benefit is zero.

Base Death Benefit

Your base death benefit can be different from your stated death benefit as a result of:

  your choice of death benefit option;
  increases or decreases in the stated death benefit; or
  a change in your death benefit option.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on:

  the insured person's age;
  the insured person's gender.
  the cash value accumulation test for the federal income tax law definition of life insurance. See Appendix A, page 60.

As long as your policy is in force, we will pay the death proceeds to your beneficiary(ies) calculated at the death of the insured person. The beneficiary(ies) is(are) the person (people) you name to receive the death proceeds from your policy. The death proceeds are:

  your base death benefit; plus
  rider benefits; minus
  your outstanding policy loan with accrued loan interest; minus outstanding policy charges incurred before the death of the insured person.

There could be outstanding policy charges if the insured person dies while your policy is in the grace period.

Death Benefit Options

You have a choice of three death benefit options (described below). Your choice may result in your base death benefit being greater than your stated death benefit.

Under death benefit option 1, your base death benefit is the greater of:

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  your stated death benefit on the date of the insured person's death; or
  your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

With option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time.

Under death benefit option 2, your base death benefit is the greater of:

  your stated death benefit plus your account value on the date of the insured person's death; or
  your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

With option 2, investment performance is reflected in your insurance coverage.

Under death benefit option 3, the base death benefit is the greater of:

  your stated death benefit plus the sum of all premiums we have received minus partial withdrawals you have taken under your policy; or
  your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A or B.

With option 3, the base death benefit generally will increase as we receive premiums and decrease if you take partial withdrawals. In no event will your base death benefit be less than your stated death benefit.

Death benefit options 2 and 3 are not available during the continuation of coverage period. If you have option 2 or 3 on your policy, it automatically converts to death benefit option 1 when the continuation of coverage period begins. See Continuation of Coverage, page 30.

Changes in Death Benefit Options

You may request a change in your death benefit option at any time on or after your first monthly processing date and before the continuation of coverage period begins. A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, your change will be effective on your second following monthly processing date.

You may change from death benefit option 1 to option 2, from option 2 to option 1, or from option 3 to option 1. For you to change from death benefit option 1 to option 2, we may require proof that the insured person is insurable under our normal rules of underwriting.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

We may not approve a death benefit option change if it reduces the target or stated death benefit below the minimum we require to issue your policy.

On the effective date of your option change, your stated death benefit changes as follows:

Change From	Change To	Stated Death Benefit Following Change:

Option 1	Option 2	your stated death benefit before the change minus your account value as of the effective date of the change.
Option 2	Option 1	your stated death benefit before the change plus your account value as of the effective date of the change.
Option 3	Option 1	your stated death benefit before the change plus the sum of the premiums we have received, minus partial withdrawals you have taken as of the effective date of the change.

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We increase or decrease your stated death benefit on the date of your death benefit option change to keep the net amount at risk the same. There is no change to the amount of term insurance if you have an adjustable term insurance rider. See Cost of Insurance Charge, page 45.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment.

We do not impose a surrender charge for a decrease in your stated death benefit because you change your death benefit option. We do not adjust the target premium when you change your death benefit option. See Surrender Charge, page 47.

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

Changes in Death Benefit Amounts

Contact your agent/registered representative or our customer service center to request a change in your policy's death benefit. The request is effective on the next monthly processing date after we receive and approve your request. There may be underwriting or other requirements which must be met before your request can be approved. Your requested change must be for at least $1,000.

After we make your requested change, we will send you a new policy schedule page. Keep it with your policy. We may ask you to send your policy to us so that we can make the change for you.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. See Tax Considerations, page 49.

You may request a decrease in the stated death benefit only after your first policy anniversary.

If you decrease your death benefit, you may not decrease your target death benefit below the minimum we require to issue your policy.

Requested reductions in the death benefit will first decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your benefit segments pro rata unless law requires differently.

You must provide satisfactory evidence that the insured person is still insurable to increase your death benefit. Unless you tell us differently, we assume your request for an increase in your target death benefit is also a request for an increase to your stated death benefit. Thus, the amount of your adjustable term insurance rider will not change. You may change your target death benefit once a policy year.

The initial death benefit segment, or first segment, is the stated death benefit on your policy's effective date. A requested increase in stated death benefit will cause a new segment to be created. Once we create a new segment, it is permanent unless law requires differently. The segment year runs from the segment effective date to its anniversary.

Each new segment may have:

  a new sales charge;
  new surrender charges;
  new cost of insurance charges, guaranteed and current;
  a new incontestability period;
  a new suicide exclusion period; and
  a new target premium.

We allocate the net amount at risk among segments in the same proportion that each segment bears to the total stated death benefit. Premiums we receive after an increase are applied to your policy segments in the same proportion as the target premium for each segment bears to the total target premium for all segments. Sales charges are deducted from each segment's premium based on the length of time that segment has been effective.

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There may be tax consequences as a result of a decrease in your death benefit, as well as a possible surrender charge. You should consult a tax adviser before changing your death benefit amount. See Tax Status of the Policy, page 49 and Modified Endowment Contracts, page 50.

Guaranteed Minimum Death Benefit

Usually, your coverage lasts only as long as your net account value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan plus accrued loan interest. Your account value depends on:

  timing and amount of any premium payments;
  the investment performance of the variable investment options;
  the interest you earn in the guaranteed interest division;
  the amount of your monthly charges;
  partial withdrawals you take; and
  loan activity you may have.

The guaranteed minimum death benefit is available only at policy issue. This option extends the period that your policy's stated death benefit remains in effect even if the variable investment options perform poorly. It has a guarantee period that lasts until the insured person turns age 65 or ten policy years, whichever is later.

The guaranteed minimum death benefit coverage does not apply to riders, including the adjustable term insurance rider. Therefore, if your net account value is not enough to pay the deductions as they come due on your policy, only the stated death benefit portion of your coverage is guaranteed to stay in force. See Lapse, page 36.

Charges for your guaranteed minimum death benefit and base coverage are deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is not permanently waived. Deduction of charges will resume once there is sufficient net account value.

The guaranteed minimum death benefit feature is not available in some states.

Requirements to Maintain the Guarantee Period

To qualify for the guaranteed minimum death benefit you must pay an annual premium higher than the minimum annual premium. During the guarantee period we also will deduct a monthly charge from your account value. This higher premium is called the guarantee period annual premium. The guarantee period monthly premium is one-twelfth of the guarantee period annual premium. Your net account value must meet certain diversification requirements. See Charges, Deduction and Refunds, page 44.

Your guarantee period annual premium depends on:

  your policy's stated death benefit;
  the insured person's age, gender, premium class and underwriting characteristics;
  additional rider coverage on your policy; and
  other additional benefits on your policy.

At each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We calculate:

  actual premiums we receive; minus
  the amount of any partial withdrawals you make; minus
  policy loan amounts you take with accrued loan interest. This amount must equal or exceed;
  the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date.

You must continually meet the requirements of the guarantee period for this feature to remain in effect. We show the guarantee period annual premium on your policy schedule. If your policy benefits increase, the guarantee period annual premium increases.

In addition, the guarantee period ends if your net account value on any monthly processing date is not diversified as follows:

  your net account value is invested in at least five investment options; and
  no more than 35% of your net account value is in any one investment option.

Your policy will continue to meet the diversification requirements if:

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  you have automatic rebalancing and you meet the two diversification tests listed above; or
  you have dollar cost averaging which results in transfers into at least four investment options with no more than 35% of any transfer directed to any one.

See Dollar Cost Averaging, page 33 and Automatic Rebalancing, page 33.

If you select the guaranteed minimum death benefit option, you must make sure your policy satisfies the premium test and diversification test. If you fail to satisfy either test and you do not correct the condition, this feature terminates. Once it has terminated, you cannot reinstate the guaranteed minimum death benefit feature. The guarantee period annual premium then no longer applies to your policy.

Riders

Your policy may include benefits, attached by rider. A rider may have an additional cost. You may cancel riders at any time.

Periodically we may offer other riders not listed here. Contact your agent/registered representative for a complete list of riders available.

Adding or canceling riders may have tax consequences. See Modified Endowment Contracts, page 50.

Adjustable Term Insurance Rider

You may increase your death proceeds by adding an adjustable term insurance rider. This rider allows you to schedule the pattern of death benefits appropriate for anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage.

You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s). See Death Benefits, page 22.

The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit, but not less than zero. The rider's death benefit automatically adjusts daily as your base death benefit changes. Your death benefit depends on which death benefit option is in effect:

Option 1:If option 1 is in effect, the total death benefit is the greater of:

  the target death benefit; or
  the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

Option 2:If option 2 is in effect, the total death benefit is the greater of:

  the target death benefit plus the account value; or
  the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

Option 3:If option 3 is in effect, the total death benefit is the greater of:

  the target death benefit plus the sum of the premiums we have received minus partial withdrawals you have taken; or
  the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit changes as a result of a change in your account value. The adjustable term insurance rider adjusts to provide death benefits equal to your target death benefit in each year:

Base Death Benefit	Target Death Benefit	Adjustable Term Insurance Rider Amount

$201,500	$250,000	$48,500
202,500	250,000	47,500
202,250	250,000	47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance would be zero.

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Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. See Changes in Death Benefit Amounts, page 26.

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to option 2, and base decreases may reduce your target death benefit. See Partial Withdrawals, page 35 and Changes in Death Benefit Options, page 25.

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a separate monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the adjustable term death benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender and premium class of the insured person, as well as the length of time since your policy date.

The only charge for this rider is the cost of insurance charge. The total charges that you pay may be less if you have greater coverage under an adjustable term insurance rider rather than as base death benefit.

If the target death benefit is increased by you after the adjustable term insurance rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original premium class even though satisfactory new evidence of insurability is required for the increased schedule. The monthly guaranteed maximum cost of insurance rates for this rider will be stated in the policy. See Cost of Insurance Charge, page 45.

Not all policy features apply to the adjustable term insurance rider. The rider does not contribute to the policy account value nor to surrender value. It does not affect investment performance and cannot be used for a policy loan. The adjustable term insurance rider provides benefits only at the insured person's death.

Additional Insured Rider

This rider provides death benefits upon the death of immediate family members on the rider other than the insured person. The insured person under the rider should be no more than age 85. You may add up to nine additional insured person riders to your policy using this rider. We require proof of insurability for each additional insured person. Minimum coverage for each additional insured person is $10,000. Maximum coverage for all additional insured persons is five times your total stated death benefit. The rider charges are included as part of your monthly cost of insurance charge. See Cost of Insurance Charge, page 45.

Waiver of Cost of Insurance Rider

If the insured person becomes totally disabled while your policy is in force, this rider provides that we waive the monthly expense, cost of insurance and rider charges during the disability period. The insured person must be no less than age 15 and no more than age 55. This rider is available only for fully underwritten policies. If you add this rider to your policy, you may not add the waiver of specified premium rider. The rider charges are included as part of your monthly cost of insurance charge. See Cost of Insurance Charge, page 45.

Waiver of Specified Premium Rider

If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period, we credit a specified premium amount monthly to your policy during the disability period. The insured person must be no less than age 15 and no more than age 55. The minimum coverage under this rider is $25 monthly.

A policy may contain either the Waiver of Cost of Insurance Rider or the Waiver of Specified Premium Rider, but not both.

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Special Features

Designated Deduction Investment Option

You may designate an investment option from which we will deduct your monthly charges. You may make this designation at any time. You may not use the loan division as your designated deduction option.

You may elect not to choose a designated deduction investment option or the amount in your designated deduction investment option may not be enough to cover the monthly deductions. If so, these charges are taken from the variable and guaranteed interest divisions in the same proportion that your account value in each has to your total net account value on the monthly processing date.

If you change your designated deduction investment option, we consider this a premium allocation change for which there may be a charge. See Policy Transaction Fees, page 46.

Right to Exchange Policy

During the first 24 months after your policy date, you have the right to exchange your policy for a guaranteed policy, unless law requires differently. We transfer the amount you have in the variable division to the guaranteed interest division. We allocate all of your future net premiums only to the guaranteed interest division. We do not allow future payments or transfers to the variable investment options after you exercise this right.

We will not charge you for this exchange. See Guaranteed Interest Division, page 18.

Policy Maturity

You may surrender your policy at any time. At the policy anniversary nearest the insured person's 100th birthday if you do not choose to let the continuation of coverage feature become effective, the policy matures. You may then surrender the policy for the net account value and end coverage. Part of this payment may be taxable. You should consult your tax adviser.

Continuation of Coverage

The continuation of coverage feature allows your insurance coverage to continue in force beyond policy maturity. If on the policy anniversary nearest the insured person's 100th birthday you choose to allow the continuation of coverage feature to become effective, we:

  convert target death benefit to stated death benefit;
  convert death benefit option 2 and option 3 to death benefit option 1, if applicable;
  terminate all riders;
  transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division; and
  terminate dollar cost averaging and automatic rebalancing.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:

  we accept no further premium payments;
  we deduct no further charges;
  your monthly deductions cease; and
  you may not make transfers into the variable division. See Continuation of Coverage page 30.

During the continuation of coverage period, you may take policy loans or partial withdrawals from your policy.

If you have an outstanding policy loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance plus accrued interest may become greater than your account value and cause your policy to lapse. To avoid this lapse, you may make loan and loan interest payments during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net account value. There is no surrender charge during the continuation of coverage period. All normal consequences of surrender apply. See Surrender, page 38 and Surrender Charge, page 47.

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is an automatic feature and you do not need to take any action to activate it. In certain states that have approved the continuation of coverage feature, if you accept the continuation of coverage feature, the death benefit during the continuation of coverage period is the account value. Contact your agent/registered representative or our customer service center to find out whether this feature is available in your state and, if so, which type of continuation of coverage applies in your state.

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The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a tax adviser as to those consequences.

Policy Values

Account Value

Your account value is the total amount you have in the guaranteed interest division, the variable division and the loan division. Your account value reflects:

  net premiums applied;
  charges deducted;
  partial withdrawals taken;
  investment performance of the variable investment options;
  interest earned on the guaranteed interest division; and
  interest earned on the loan division.

Net Account Value

Your policy's net account value is your account value minus the amount of your outstanding policy loan and accrued loan interest, if any.

Cash Surrender Value

Your cash surrender value is your account value minus any surrender charge due.

Net Cash Surrender Value

Your net cash surrender value is your cash surrender value minus the amount of your outstanding policy loan and accrued loan interest, if any.

Determining Values in the Variable Division

The amounts in the variable division are measured by accumulation units and accumulation unit values. The value of each variable investment option is the accumulation unit value for that option multiplied by the number of accumulation units you own in that option. Each variable investment option has a different accumulation unit value.

The accumulation unit value is the value of one accumulation unit determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying portfolio. It reflects:

  investment income;
  realized and unrealized gains and losses; and
  investment portfolio expenses.

See How We Calculate Accumulation Unit Values, page 32.

You purchase accumulation units when you allocate premium or make transfers to a variable investment option, including transfers from the loan division.

We redeem accumulation units:

  when amounts are transferred from a variable investment option (including transfers to the loan division);
  for your policy's monthly deductions from your account value;
  for policy transaction charges;
  for surrender charges;
  when you take a partial withdrawal;
  when you surrender your policy; and
  to pay the death proceeds.

We calculate the number of accumulation units purchased or sold by:

  dividing the dollar amount of your transaction by:
  the accumulation unit value for that variable investment option calculated at the close of business on the valuation date of the transaction.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. A valuation date is each day the New York Stock Exchange and the company's customer service center are open for business, except for days on which an investment portfolio does not value its shares or any other day as required by law. Each valuation date ends at 4:00 p.m. Eastern time.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

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We take monthly deductions from your account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment options goes up or down depending on investment performance of the underlying investment portfolio.

For amounts in the variable investment options, there is no guaranteed minimum value.

How We Calculate Accumulation Unit Values

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that first date, the accumulation unit value on any valuation date is:

  the accumulation unit value for the preceding valuation date multiplied by the variable investment option's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:

  We take the share value of the underlying portfolio shares as reported to us by the investment portfolio managers as of the close of business on that valuation date.
  We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes.
  We divide the resulting amount by the value of the shares in the underlying investment portfolio at the close of business on the previous valuation date.

Transfers of Account Value

You may make an unlimited number of free transfers among the variable investment options or the guaranteed interest division in each policy year. If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends. You may not make transfers during the continuation of coverage period. See Continuation of Coverage, page 30.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in an investment option is less than $100 and you make a transfer request from that investment option, we transfer the entire amount.

Excessive Trading

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses through:

  increased trading and transaction costs;
  forced and unplanned portfolio turnover;
  lost opportunity costs; and
  large asset swings that decrease the investment portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers made by third-party agents acting on behalf of owners such as market timing services. We will refuse or place restrictions on transfers when we determine, in our sole discretion, that transfers are harmful to the investment portfolios or to policyowners as a whole.

Guaranteed Interest Division Transfers

Transfers into the guaranteed interest division are not restricted.

You may transfer amounts from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary will be processed on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective on the valuation date we receive it. Transfer requests made at any other time will not be processed.

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Transfers from the guaranteed interest division in each policy year are limited to the largest of:

  25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
  the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
  $100.

Dollar Cost Averaging

If your policy has at least $10,000 invested in either qualifying source investment portfolio, you may elect dollar cost averaging. The qualifying source investment portfolios are The GCG Trust Liquid Assets fund or the Neuberger Berman AMT Limited Maturity Bond Portfolio. The main goal of dollar cost averaging is to protect your policy values from short-term price changes. There is no charge for this feature.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of an investment portfolio's shares is high. It is intended to reduce the risk of investing too little when the price of an investment portfolio's shares is low. Since you transfer the same dollar amount to other investment options each period, you purchase more units in an investment option when the unit value is low and you purchase fewer units if the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires refund of all premiums we receive during the free look period, dollar cost averaging cannot begin until your free look period has ended.

With dollar cost averaging, you designate either a dollar amount or a percentage of your account value for automatic transfer from a qualifying source investment portfolio. Each period we automatically transfer the amount you select from your chosen source investment portfolio to one or more other variable investment options. You may not use the guaranteed interest division or the loan division in dollar cost averaging.

The minimum percentage you may transfer to any one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly on the monthly processing date.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, the dollar cost averaging source investment portfolio cannot be included in your automatic rebalancing program.

Changing Dollar Cost Averaging

You may change your dollar cost averaging program one time per policy year. If you have telephone privileges, you may change the program by telephoning our customer service center. See Telephone Privileges, page 41.

Terminating Dollar Cost Averaging

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.

Dollar cost averaging will terminate on the date:

  you specify a termination date; or
  your balance in the source investment portfolio reaches a dollar amount you set; or
  the amount in the source investment portfolio is equal to or less than the amount to be transferred on a dollar cost averaging date. We will transfer the remaining amount and dollar cost averaging ends.

Automatic Rebalancing

Automatic rebalancing is a method of maintaining a consistent approach to investing account values over time and simplifying the process of asset allocation among your chosen investment options. There is no charge for this feature.

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If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms the other investment options for that time period.

You may choose the automatic rebalancing feature on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premiums during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter we receive your request.

When you choose automatic rebalancing allocations, you may choose up to eighteen total investment options. See Maximum Number of Investment Options, page 19.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source investment portfolio for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan division in your automatic rebalancing program.

Changing Automatic Rebalancing

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. See Transfers of Account Value, page 32.

If you have automatic rebalancing and the guaranteed minimum death benefit and you ask for an allocation which does not meet the guaranteed minimum death benefit diversification requirements, we will notify you that the allocation needs to be changed and ask you for revised instructions. See Guaranteed Minimum Death Benefit, page 27.

Terminating Automatic Rebalancing

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date.

If you have the guaranteed minimum death benefit and you terminate the automatic rebalancing feature, you still must meet the diversification requirements of your net account value for the guarantee period to continue. See Guaranteed Minimum Death Benefit, page 27.

Policy Loans

The loan division is part of our general account specifically designed to hold money used as collateral for loans and loan interest.

You may borrow from your policy at any time after the first monthly processing date, by using your policy as security for a loan, or as otherwise required by law. The amount you borrow is called a policy loan. Your policy loan is:

  the total amount you borrow from your policy; plus
  policy loan interest that is capitalized when due; minus
  policy loan or interest repayments you make.

Unless law requires differently, a new policy loan must be at least $100. The maximum amount you may borrow on any valuation date, unless required differently by law, is your net cash surrender value minus the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

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Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan of less than $25,000 by telephoning our customer service center. See Telephone Privileges, page 41.

When you request a loan you may specify one investment option from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest division.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 3.75% in policy years 1-10, and 3.15% thereafter. Interest is due in arrears on each policy anniversary. If you do not pay your interest when it is due, we add it to your policy loan balance.

When you take a policy loan, we transfer an amount equal to your policy loan to the loan division. We follow this same process for loan interest due at your policy anniversary. We credit the loan division with interest at an annual rate of 3%.

If you request an additional loan, we add the new loan amount to your existing policy loan. This way, there is only one loan outstanding on your policy at any time.

Loan Repayment

You may repay your policy loan at any time while your policy is in force. We assume that payments you make, other than scheduled premiums, are policy loan repayments. You must tell us if you want payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan division to the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan on Your Policy

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds payable or the cash surrender value payable on surrender.

Failure to repay your loan may affect the guaranteed minimum death benefit feature and the length of time your policy remains in force. If you do not make loan payments your policy could lapse. Policy loans may cause your policy to lapse if your net cash surrender value minus policy loan amounts and accrued loan interest is not enough to pay your deductions each month. See Lapse, page 36.

Policy loans may have tax consequences. If your policy lapses with a loan outstanding, you may have further tax consequences See Distributions Other than Death Benefits from Modified Endowment Contracts, page 50, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 51.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue.

Partial Withdrawals

You may request a partial withdrawal to be processed

on any valuation date after your first policy anniversary by contacting our customer service center. You make a partial withdrawal when you withdraw part of your net cash surrender value. If your request is by telephone, it must be for less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. See Telephone Privileges, page 41.

You may take only one partial withdrawal per policy year. The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net cash surrender value. If you request a withdrawal of more than this maximum, we require you to surrender your policy or reduce the withdrawal.

When you take a partial withdrawal, we deduct your withdrawal amount plus a service fee from your account value. If applicable, we deduct a surrender charge from your account value if your partial withdrawal causes a reduction in your stated death benefit. See Charges, Deductions and Refunds, page 44.

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Unless you tell us otherwise, we will make a partial withdrawal from the guaranteed interest division and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal. You may select one investment option from which your partial withdrawal will be taken. If you select the guaranteed interest division, however, the amount withdrawn from it may not be for more than your total withdrawal multiplied by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal transaction.

Partial withdrawals may have adverse tax consequences. See Distributions Other than Death Benefits from Modified Endowment Contracts, page 51 and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 51.

Partial Withdrawals under Death Benefit Option 1

If you selected death benefit option 1, it is your first partial withdrawal of the policy year, no more than fifteen years have passed since your policy date, and the insured person is not yet age 81, you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing your stated death benefit.

Otherwise, amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal unless your policy death benefit has been increased due to the federal income tax definition of life insurance. If your policy death benefit has been increased due to the federal income tax definition of life insurance at the time of the partial withdrawal, then at least part of your partial withdrawal may be made without reducing your stated death benefit.

Partial Withdrawals under Death Benefit Option 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated or target death benefit. However because your account value is reduced, we reduce the total death benefit by at least the partial withdrawal amount.

Partial Withdrawals under Death Benefit Option 3

If you have selected death benefit option 3, a partial withdrawal may affect your stated death benefit. If the partial withdrawal is less than the sum of premiums paid less prior partial withdrawals, the stated death benefit will not change, but the total death benefit will be reduced by the amount of the withdrawal if the policy is not in the corridor, and reduced even more if the policy is in the corridor. If the partial withdrawal amount exceeds the sum of premiums paid less prior partial withdrawals, then the stated death benefit may be reduced.

A reduction in the stated death benefit as a result of partial withdrawal will be pro-rated among the existing coverage segments, except for policies issued in Texas. The target premiums will be adjusted for the reduced stated death benefit.

Stated Death Benefit and Target Death Benefit Reductions

Regardless of your chosen death benefit option, partial withdrawals do not reduce your stated death benefit if:

  your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws; and
  you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. See Tax Status of the Policy, page 49.

We require a minimum target death benefit to issue your policy. You may not take a partial withdrawal if it reduces your target death benefit below this minimum. See Policy Issuance, page 20.

We will send a new policy schedule page for your policy showing the effect of your withdrawal if there is any change to your stated death benefit or your target death benefit.

In order to make this change, we may ask that you return the policy to our customer service center. Your withdrawal and any reductions in the death benefits are effective as of the valuation date on which we receive your request. See Distributions Other than Death Benefits from Modified Endowment Contracts, page 51, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 51.

Lapse

Your insurance coverage continues as long as your net account value is enough to pay your deductions each month. Lapse does not apply if the guaranteed minimum death benefit is in effect and you have met all requirements. See Guaranteed Minimum Death Benefit, page 27.

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If the continuation of coverage feature is active, your policy could still lapse if there is an outstanding policy loan even though there are no further monthly deductions.

Grace Period

Your policy enters a 61-day lapse grace period if, on a monthly processing date:

  your net account value is zero (or less); and
  you do not have the guaranteed minimum death benefit or it has expired or terminated.

We notify you that your policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount is generally the past due charges, plus your estimated monthly policy and rider deductions for the next two months. If the death of the insured person occurs during the grace period we do pay death proceeds to your beneficiary(ies), but with reductions for your policy loan balance, accrued loan interest and monthly deductions owed. No lapse notice will be sent to you if the guaranteed minimum death benefit is going to lapse.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining account balance from the variable and guaranteed interest divisions. We deduct amounts you owe us including surrender charges and inform you that your policy coverage has ended.

If You Have the Guaranteed Minimum Death Benefit in Effect

If the guaranteed minimum death benefit is in effect, your policy's stated death benefit will not lapse during the guarantee period. This is true even if your net account value is not enough to cover all of the deductions from your account value on any monthly processing date. See Guaranteed Minimum Death Benefit, page 27.

Lapse Summary

Guaranteed Minimum Death Benefit
If you meet the requirements	If you do not meet the requirements or it is no longer in effect
Your policy does not lapse if you do not have enough net account value to pay the monthly charges. However, if you have any riders, they lapse after the grace period and only your base coverage remains in force. Charges for your base coverage are then deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is permanently waived.	Your policy enters the grace period if your net account value is not enough to pay the monthly charges, or if your loan plus accrued loan interest is more than your cash surrender value. If you do not pay enough premium to cover the past due monthly charges and interest due plus the monthly charges and interest due through the end of the grace period, your policy lapses.

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Reinstatement

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and its riders (other than the guaranteed minimum death benefit) within five years of the end of the grace period if you still own the policy and the insured person meets our underwriting requirements.

Unless law requires differently, we will reinstate your policy and riders if:

  you have not surrendered your policy;
  you provide satisfactory evidence to us that the insured person (and any people insured under your riders) is alive and still insurable according to our normal rules of underwriting; and
  we receive enough premium from you to keep your policy and its riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective on the monthly processing date following our approval of your reinstatement application. When we reinstate your policy, we also reinstate the surrender charges for the amount and time remaining when your policy lapsed. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premiums received after reinstatement according to your most recent instructions which may be the premium allocation instructions in effect at the start of the grace period.

Surrender

You may surrender your policy for its net cash surrender value any time before the death of the insured person. You may take your net cash surrender value in other than one payment. We compute your net cash surrender value as of the valuation date we receive your written surrender request and policy at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy. See Policy Values, page 31 and Settlement Provisions, page 42.

If you surrender your policy during the first nine policy or segment years we deduct a surrender charge from your net account value. If you surrender your policy during the early years, you may have little or no net cash surrender value. See Surrender Charge, page 47.

We do not pro-rate or add back charges or expenses which we deducted before your surrender to your account value.

A surrender of your policy may have adverse tax consequences. See Distributions Other than Death Benefits from Modified Endowment Contracts, page 51, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 51.

General Policy Provisions

Free Look Period

You have the right to examine your policy. The right to examine your policy, often called the free look period, starts on the date you receive your policy and is a length of time specified by law. If for any reason you do not want it, you may return your policy to us, your agent/registered representative within the period shown on the policy's face page. If you return your policy to us within that time period, we will consider it canceled as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined under law. Generally, there are two types of free look refunds:

  some states require a return of all premiums we receive;
  other states require payment of account value plus a refund of all charges deducted.

Your policy will specify what type of free look refund applies in your state. The type of free look refund in your state will affect when the net premium we receive before the end of the free look period is invested into the variable investment options. See Investment Date and Allocation of Net Premiums, page 21.

Your Policy

The entire contract between you and us is the combination of:

  your policy;
  a copy of your original application and any applications for benefit increases or decreases;
  all of your riders;
  endorsements;
  policy schedule pages; and
  reinstatement applications.

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If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or an officer of our company and our secretary or assistant secretary must sign all changes or amendments we make to your policy. No other person may change the terms or conditions of your policy.

Guaranteed Issue

We may offer policies on a guaranteed issue basis for certain group or sponsored arrangements. When this happens, we issue these policies up to a preset face amount with reduced evidence of insurability requirements. Guaranteed issue policies may carry a different mortality risk to us compared with policies that are fully underwritten. So, we may charge different cost of insurance rates for guaranteed issue policies. The cost of insurance rates under these circumstances may depend on the:

  issue age of the insured people;
  risk class of the insured people;
  size of the group; and
  total premium the group pays.

Generally, most guaranteed issued policies have higher overall charges for insurance than a similar underwritten policy issued in the standard nonsmoker or standard smoker class. This means that the insured person in a group or sponsored arrangement could get individually underwritten insurance coverage at a lower overall cost.

Age

The age stated in your policy schedule is the age of the insured person we use to issue your policy. The insured person should be no more than 85 years of age at policy issue. (For groups, the maximum issue age is 70.) Age is measured as the age of the insured person on the birthday nearest the policy anniversary.

Generally, we use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

The policy anniversary nearest the insured person's 100th birthday is the date used for policy maturity and continuation of coverage.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the insured person's lifetime while the policy is still in force. This includes the right to change the owner, beneficiary(ies) or the method designated to pay death proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiary(ies).

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiary(ies)

You, as owner, name the beneficiary(ies) when you apply for your policy. The primary beneficiary(ies) who survives the insured person receives the death proceeds. Other surviving beneficiary(ies) receive death proceeds only if there is no surviving primary beneficiary(ies). If more than one beneficiary(ies) survives the insured person, they share the death proceeds equally, unless you have told us otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death proceeds to you or to your estate, as owner.

Once you tell us who the beneficiary(ies) is/are, we keep this information on file. You may name a new beneficiary(ies) any time before death of the insured person. We pay the death proceeds to the beneficiary(ies) whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries.

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Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiary's(ies') rights (unless the beneficiary(ies) was (were) made an irrevocable beneficiary(ies) under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

Incontestability

If your policy has been in force and the insured person is alive for two years from your policy date, we will not question the validity of the statements in your application. If your policy has been in force and the insured person is alive for two years from the effective date of a new segment or from the effective date of an increase in any other benefit, with respect to the insured person (such as an increase in stated death benefit) we will not contest the statements in your application for the new segment or other increase.

If this policy has been in force and the insured person is alive for two years from the effective date of reinstatement, we will not contest the statements in your application for reinstatement.

Misstatements of Age or Gender

If the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the death of the insured person, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while that insured person is sane or insane), within two years of your policy date, unless otherwise required by law, we limit death proceeds payable in one sum to:

  the total of all premiums we receive to the time of death; minus outstanding policy loan amounts and accrued loan interest; minus partial withdrawals you have taken.

We make a limited payment to the beneficiary(ies) for a new segment or other increase if the death of the insured person is due to suicide (while the insured person is sane or insane), within two years of the effective date of a new segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment we make is equal to the cost of insurance and monthly expense charges which were deducted for such increase.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:

  death proceeds;
  net cash surrender value upon surrender;
  partial withdrawals; and
  loan proceeds.

We may delay processing these transactions if:

  the NYSE is closed for trading;
  trading on the NYSE is restricted by the SEC;
  there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of an investment option's assets; or
  a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the death of the insured person. The death proceeds are not affected by changes in the value of the variable investment options after that date.

We may delay payment from our guaranteed interest division for up to six months, unless state law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

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Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes and at the time of surrender.

If the insured person dies while your policy is in force, please let us or your agent/registered representative know as soon as possible. We will immediately send you instructions on how to make a claim at the insured person's death. As proof of the insured person's death, we may require you to provide proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiary(ies) and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information about the deceased insured person. This information may include medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative, if applicable, to call our customer service center to:

  make transfers;
  change premium allocations;
  change features in your dollar cost averaging and automatic rebalancing programs;
  request partial withdrawals; or
  request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

  requiring some form of personal identification;
  providing written confirmation of any transactions; and
  tape recording telephone calls.

By accepting automatic telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses due to unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

Non-participation

Your policy does not participate in the surplus earnings of Security Life.

Distribution of the Policies

The principal underwriter (distributor) for our policies is ING America Equities, Inc., a wholly owned subsidiary of Security Life. It is registered as a broker-dealer with the SEC and the NASD. We pay ING America Equities, Inc. for acting as the principal underwriter under a distribution agreement.

We sell our policies through licensed insurance agents who are registered representatives of other broker-dealers including, but not limited to:

  VESTAX Securities Corporation, an indirect affiliate of Security Life of Denver Insurance Company;
  Locust Street Securities, Inc., an indirect affiliate of Security Life of Denver Insurance Company;
  Multi-Financial Securities, Corp., an indirect affiliate of Security Life of Denver Insurance Company; and
  IFG Network Securities, Inc., an indirect affiliate of Security Life of Denver Insurance Company.

All broker-dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker-dealers, who pay commissions to their agents/registered representatives who sell this policy.

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The distribution allowance is 65% of the first target premium we receive, and 13% of target premiums we receive in policy years 2-5. For premium payment amounts we receive in excess of your first target premium, the distribution allowance is 3% in policy years 1-10, and 2% in all policy years thereafter. Some broker-dealers may receive a slightly lower distribution allowance because we provide them with greater marketing and administrative support.

Broker-dealers receive annual renewal payments (trails) of 0.15% of the average net account value in policy years 2-20, payable monthly at a rate of 0.0125%, and 0.10% in policy years 21 and thereafter, payable monthly at a rate of 0.00833%.

In addition to the distribution allowances, we may pay wholesaler fees or marketing and training allowances. We pay all allowances from our resources which include sales charges deducted from premiums and surrender charges.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:

  articles on variable life insurance and other information published in business or financial publications; and
  indices or rankings of investment securities;
  comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options. However, past performance is not indicative of future performance of the investment options or the policies and is not reflective of the actual investment experience of policyowners.

We may feature certain investment options and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Provisions

You may elect to have the beneficiary(ies) receive the death proceeds other than in one payment. If you make this election, you must do so before the death of the insured person. If you have not made this election, the beneficiary(ies) may do so within 60 days after we receive proof of the death of the insured person.

You may take your net cash surrender value in other than one payment.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

Option I:  Payouts for a Designated Period

Option II:  Life Income with Payouts Guaranteed for a Designated Period

Option III:  Hold at Interest

Option IV:  Payouts of a Designated Amount

Option V:  Other Options We Offer at the Time We Pay the Benefit

Administrative Information About the Policy

Voting Privileges

We invest the variable investment options' assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy.

We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

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Examples of issues that require a portfolio-by-portfolio vote are:

  changes in the fundamental investment policy of a particular investment portfolio; or
  approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to variable investment options in which you have invested assets as of the record date set by the investment portfolio's board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each variable investment option that we attribute to your policy by dividing your account value allocated to that variable investment option by the net asset value of one share of the matching investment portfolio.

Material Conflicts

We are required to track events to identify any material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:

  state insurance law or federal income tax law changes;
  investment management of an investment portfolio changes; or
  voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general or between certain classes of owners; and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in our next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options, but not credited to policies in the same proportion as votes cast by owners.

Right to Change Operations

Subject to limitations imposed by state and federal law, we may from time to time make any of the following changes to our separate account:

  Change the investment objective.
  Offer additional variable investment options which will invest in portfolios we find appropriate for policies we issue.
  Eliminate variable investment options.
  Combine two or more variable investment options.

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  A substitution may become necessary if, in our judgment:
  a portfolio no longer suits the purposes of your policy;
  there is a change in laws or regulations;
  there is a change in a portfolio's investment objectives or restrictions;
  the portfolio is no longer available for investment; or
  another reason we deem a substitution is appropriate.
  Transfer assets related to your policy class to another separate account.
  Withdraw the separate account from registration under the 1940 Act.
  Operate the separate account as a management investment company under the 1940 Act.
  Cause one or more variable investment options to invest in a mutual fund other than, or in addition to, the investment portfolios.
  Stop selling these policies.
  End any employer or plan trustee agreement with us under the agreement's terms.
  Limit or eliminate any voting rights for the separate account.
  Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

Reports to Owners

At the end of each policy year we send a report to you that shows:

  your total net policy death benefit (your stated death benefit plus adjustable term insurance rider death benefit, if any);
  your account value;
  your policy loan, if any, plus accrued interest;
  your net cash surrender value;
  information about the variable investment options; and
  your account transactions during the policy year showing net premiums, transfers, deductions, loan amounts and withdrawals.

We also send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio to you.

We send confirmation notices to you throughout the year for certain policy transactions.

CHARGES AND DEDUCTIONS

The amount of a charge may not correspond to the cost incurred by us to provide the service or benefit. For example, the sales charge may not cover all of our sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.

Deductions from Premiums

We treat payments we receive as premium payments if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your payment, we add the remaining net premium to your policy.

Sales Charge

We deduct a percentage from each premium payment to compensate us for the costs we incur in selling the policies. The sales charge helps cover the costs of distribution, preparing our sales literature, promotional expenses and other direct and indirect expenses.

We base the percentage on the duration of the policy or segment, and the target premium of the policy or segment. When an increase in stated death benefit occurs, the new coverage segment created is charged the sales charge for the duration since the date of this increase. Premiums are allocated in the same proportion that the target premium of each segment bears to the sum of the target premiums of all segments.

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Policy or Segment Year	Sales Charge up to Target Premium
1-5	6%
6+	3.5%

We may reduce or waive the sales charge for certain group or sponsored arrangements, or for corporate purchasers. See Group or Sponsored Arrangements, or Corporate Purchasers, page 48.

Tax Charges

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0.5% to 5% with some states not imposing these types of taxes. We deduct 2.5% of each premium payment to cover these taxes. This rate approximates the average tax rate we expect to pay in all states.

We also deduct 1.5% of each premium payment to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premiums we receive.

We reserve the right to increase or decrease your premium expense charge for taxes as a result of changes in the tax law, within limits set by law. We also reserve the right to increase or decrease your premium expense charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

Monthly Deductions from Account Value

We deduct charges from your account value on each monthly processing date until the maturity date or when the continuation of coverage period ends.

Policy Charge

The policy charge is $15 per month for the first three years of your policy. During policy years four and thereafter, the charge is $7.50 per month.

This charge compensates us for such costs as:

  application processing;
  medical examinations;
  establishment of policy records; and
  insurance underwriting costs.

Mortality and Expense Risk Charge

Each month, we deduct from your account value a charge equal to the percent of the amount in the divisions of the variable account. We calculate this charge using an amount determined before deducting the per policy and per unit charge amounts. Currently, these rates are:

Policy Years	Annual Rate	Monthly Rate
1-10	0.90%	0.075%
11-20	0.45%	0.0375%
21+	0.0%	0.00%

The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and in operating the variable division are greater than the amount we estimated.

The mortality and expense risk charge does not apply to your account value in the guaranteed interest division or the loan division.

Administrative Charge

Each month, we deduct from your account value a charge for each $1,000 of death benefit. The charge applies to the first $5 million of death benefit. The rate per $1,000 of death benefit is based upon the original issue age of the insured and the policy duration.

This charge is designed to compensate us in part for ongoing costs such as:

  premium billing and collections;
  claim processing;
  policy transactions;
  record keeping;
  reporting and communications with policy owners; and
  other expenses and overhead.

Cost of Insurance Charge

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage under the policy, including the expected cost of paying death proceeds that may be more than your account value at the insured person's death.

The cost of insurance charge is equal to our current monthly cost of insurance rate multiplied by the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy and rider charges due on that date other than cost of insurance charges for the base death benefit, adjustable term insurance, additional insured and waiver of cost of insurance riders.

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If your base death benefit at the beginning of a month increases (due to requirements of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Similarly, the net amount at risk for your adjustable term insurance rider decreases. This means that your cost of insurance charge varies from month to month with changes in your net at risk, changes in the death benefit and with the increasing age of the insured person. We allocate the net amount at risk to segments in the same proportion that each segment has to the total stated death benefit for all coverage segments as of the monthly processing date.

We base your current cost of insurance rates on the insured person's age, gender and premium class on the policy and each segment date.

We apply unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to:

  each segment of the base death benefit;
  your adjustable term insurance rider;
  your additional insured rider; and
  your waiver of cost of insurance rider.

We may make changes in the cost of insurance or rider charges for a class of insured persons. We base the new charge on changes in expectations about:

  investment earnings;
  mortality;
  the time policies remain in effect;
  expenses; and
  taxes.

These rates are never more than the guaranteed maximum rates shown in your policy. Generally, the guaranteed maximum rates are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table. If the adjustable term rider is in effect, however, the guaranteed maximum rates for the term rider benefits are 125% of the levels set forth in the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your policy schedule pages.

There are no cost of insurance charges during the continuation of coverage period.

Rider Charges

On each monthly processing date, we deduct the cost of your riders, including the guaranteed minimum death benefit rider, if you elect that rider at policy issue. Rider charges do not include the adjustable term insurance, additional insured and waiver of cost of insurance riders. See Riders, page 28.

Policy Transaction Fees

We charge fees for certain transactions under your policy.

We deduct these fees from the variable and guaranteed interest divisions pro rata to the account value in each.

Partial Withdrawals

We deduct the lesser of a $25 service fee or 2% of the requested partial withdrawal from your account value for each partial withdrawal you take to cover our costs. We may also deduct a surrender charge from your account value. See Partial Withdrawals, page 35.

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Divisions From Which We Deduct Charges, Loans and Partial Withdrawals

	Monthly Charges: Cost of Insurance Charges, Rider Charges, Mortality and Expense Risk Charge, Administrative Fees	Transaction Fees	Loans and Partial Withdrawals
Choice	May choose a designated deduction investment option, including guaranteed interest division	Proportionally among variable and guaranteed interest divisions	May choose any investment option or combination of investment options
Default	Proportionally among variable and guaranteed interest divisions	Proportionally among variable and guaranteed interest divisions	Proportionally among variable and guaranteed interest divisions

Surrender Charge

We may deduct a surrender charge from your account value during the first nine years of your policy or coverage segment if you:

  surrender your policy;
  reduce your stated death benefit;
  allow your policy to lapse; or
  take a partial withdrawal which decreases your stated death benefit.

The surrender charge compensates us for issuing and distributing policies. We designed the surrender charge to cover part of our administrative expenses for your policy, such as:

  application processing;
  establishing your policy records;
  insurance underwriting; and
  costs associated with developing and operating our systems to administer the policies.

We deduct surrender charges pro rata, based on your account value in each investment option.

The surrender charge is a dollar amount for each $1,000 of the stated death benefit. We base this amount on the insured person's age on your policy date or on the date you add a new stated death benefit coverage segment to your policy. The surrender charge varies by age at policy issue and will decline to zero in the tenth policy or segment year. Once set, the surrender charge remains level for the first five years following the effective date of your policy and any new segment. These charges then decrease at the beginning of each following policy year by 20% of the amount in effect at the end of the fifth policy year. This continues until your surrender charge reaches zero at the beginning of your tenth policy year, if the surrender charge excceds the available cash paid to you on surrender.

During the first nine years of your policy, your surrender charge may decrease. This happens if you request a decrease in your stated death benefit or you take a partial withdrawal which causes your stated death benefit to decrease. Your surrender charge decreases in the same proportion that your stated death benefit decreases. Under these circumstances we then deduct from your account value the amount by which your surrender charge decreased.

Surrender charges are not affected by a change in the stated death benefit when the change is caused by a change to your death benefit option. We assess surrender charges on base coverage and do not apply them to any rider coverages.

A change to your death benefit option may increase the stated death benefit. We do not increase your surrender charge in this case. However, all other increases in your stated death benefit create a new segment which will be subject to its own nine-year surrender charge period.

If your surrender charge changes, we send you a new schedule showing the change.

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Surrender Charge Examples

Example 1:Assume the stated death benefit on your policy is $100,000 and the insured person is age 45 when we issued your policy. The actual surrender charge is:

Policy Year	Surrender Charge
1	$1,500
2	$1,500
3	$1,500
4	$1,500
5	$1,500
6	$1,200
7	$900
8	$600
9	$300
10	$0

Example 2:If you reduce your stated death benefit on your third policy anniversary to $90,000, there is a surrender charge of $150. This is the differnce between your original surrender charge and 90% of your initial surrender charge. We deduct the surrender charge from the account value. The resulting actual surrender charge for each policy year is:

Policy Year	Surrender Charge
1	$1,500
2	$1,500
3	$1,350
4	$1,350
5	$1,350
6	$1,080
7	$810
8	$540
9	$270
10	$0

Other Charges

You may receive one free illustration per policy year. Thereafter, we assess a fee of $25 per illustration.

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. This means that no charge is currently made to any variable investment option for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.

Group or Sponsored Arrangements, or Corporate Purchasers

Individuals, corporations or other institutions may purchase this policy. For group or sponsored arrangements (including employees and certain family members of employees of Security Life, its affiliates and appointed sales agents), corporate purchasers or special exchange programs which we may offer from time to time, we may reduce or waive the:

  surrender charge, including the surrender charge on partial withdrawals;
  length of time a surrender charge applies;

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  administrative charge;
  minimum stated death benefit;
  minimum target death benefit;
  minimum annual premium;
  target premium;
  sales charges;
  cost of insurance charges; or
  other charges normally assessed.

We reduce or waive these items based on expected economies. Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors. We take all these factors into account when we reduce charges. A group or sponsored arrangement must meet certain requirements to qualify for reduced charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

Group arrangements include those in which there is a trustee, an employer or an association. The group may purchase multiple policies covering a group of individuals on a group basis or endorse a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Each sponsored arrangement or corporation may have different group premium payments and premium requirements.

We will not unfairly discriminate in any variation in the surrender charge, administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Internal Revenue Code Section 7702. While there is little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Section 7702 provides that if one of two alternate tests is met, a policy will be treated as a life insurance policy for federal income tax purposes. These tests are referred to as the "cash value accumulation test" and the "guideline premium/cash value corridor test."

Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to account value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, sex and premium class at any point in time, multiplied by the account value. See Appendix A, page 60, for a table of the Cash Value Accumulation Test factors.

The guideline premium/cash value corridor test provides for a maximum premium in relation to the death benefit and a minimum "corridor" of death benefit in relation to account value. In most situations, the death benefit that results from the guideline premium/cash value corridor test will ultimately be less than the amount of death benefit required under the cash value accumulation test. See Appendix B, page 61, for a table of the Guideline Premium/Cash Value Corridor Test factors.

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We will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan. See Tax Treatment of Policy Death Benefits, page 50.

This policy allows the owner to choose, at the time of application, which of these tests we will apply to the policy. A choice of tests is irrevocable. Regardless of which test is chosen, we will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan. See Tax Treatment of Policy Death Benefits, page 50.

Diversification and Investor Control Requirements

In addition to meeting the Code Section 7702 tests, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "indicia of ownership" in those assets. "Indicia of ownership" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from, those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards, if any, will be set forth in future Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Death Benefits

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy account value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

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If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions for a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Multiple Policies

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.

Distributions Other than Death Benefits from Modified Endowment Contracts

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

  All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.
  Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.
  A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax (including a loan). Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Policy Loans

In general, interest on a policy loan will not be deductible. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

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If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.

Continuation of Policy Beyond Age 100

The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's 100th year.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Possible Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may:

  make changes to your policy or its riders; or
  take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

The tax law limits the amount we can charge for mortality costs and other expenses used to calculate whether your policy qualifies as life insurance for federal income tax purposes. We must base these calculations on reasonable mortality charges and as permitted, other charges reasonably expected to be paid. The Treasury issued proposed regulations on what it considers reasonable mortality charges. We believe that the charges used for your policy should meet the Treasury's current requirement for "reasonableness." We reserve the right to make changes to the mortality charges if future regulations have standards which make changes necessary in order to continue to qualify your policy as life insurance for federal income tax purposes.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

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Other

Policy owners may use our policies in various arrangements, including:

  qualified plans;
  non-qualified deferred compensation or salary continuance plans;
  split dollar insurance plans;
  executive bonus plans;
  retiree medical benefit plans; and
  other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

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ADDITIONAL INFORMATION

Directors and Officers

Set forth below is information regarding the directors and principal officers of Security Life of Denver Insurance Company. Security Life's address and the business address of each person named, except as noted with one asterisk (*), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person denoted with one asterisk (*) is ING North America Insurance Corporation, 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390.

Name and Principal Business and Address	Position and Offices with Security Life of Denver

Stephen M. Christopher	Chairman, President and Chief Executive Officer

Jess A. Skriletz	Director, Chief Executive Officer and General Manager, ING Reinsurance and ING Institutional Markets

Michael W. Cunningham*	Director

Mark A. Tullis*	Director

P. Randall Lowery*	Director

Thomas F. Conroy	President, ING Reinsurance International

Gregory G. McGreevey	President, ING Institutional Markets

Jerome J. Cwiok*	Executive Vice President and Chief Operating Officer

James L. Livingston, Jr.	Executive Vice President, CFO and Chief Actuary

John R. Barmeyer*	Senior Vice President, ING US Legal Services

Peter Bell	Senior Vice President, Risk Selection and Medical Director, ING Reinsurance

Arnold A. Dicke	Senior Vice President and Chief Actuary, ING Reinsurance

Terry L. Morrison	Senior Vice President, New Business Operations

Derek J. Reynolds*	Senior Vice President and Chief Information Officer

Jeffrey W. Seel*	Senior Vice President, Chief Investment Officer

Mark A. Smith	Senior Vice President, Insurance Services

Lawrence D. Taylor	Senior Vice President, Product Management

Gretta Ytterbo	Senior Vice President, ING US Legal Services

Gary W. Waggoner	Vice President, General Counsel and Corporate Secretary
David S. Pendergrass	Vice President, Treasurer

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Regulation

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.

Legal Matters

The legal matters in connection with the policy described in this prospectus have been passed on by the General Counsel of Security Life. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.

Legal Proceedings

Security Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to Security Life's ability to meet its obligations under the policy or to the separate account and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.

Experts

Actuarial matters in this prospectus have been examined by James L. Livingston, Jr., F.S.A., M.A.A.A., who is Executive Vice President, CFO and Chief Actuary of Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

Registration Statement

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.

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INDEX OF SPECIAL TERMS

The following special terms are used in this prospectus. We explain each term on the page(s) listed in the body of this prospectus and in the summary, if applicable:

Account value	8
Accumulation unit	31
Accumulation unit value	8
Adjustable term insurance rider	22
Base death benefit	24
Beneficiary(ies)	24
Cash surrender value	31
Continuation of coverage	30
Death proceeds	24
Free look period	38
General account	18
Guarantee period	27
Guarantee period annual premium	27
Guaranteed interest division	18
Guaranteed minimum death benefit	27
Initial premium	21
Investment date	21
Investment Options	12
Loan division	35
Net account value	31
Net amount at risk	45
Net cash surrender value	31
Net premium	4
Partial withdrawal	35
Policy	4
Policy date	20
Policy loan	34
Portfolios	12
Scheduled premium	20
Segment	26
Stated death benefit	19
Target death benefit	28
Target premium	21
Total death benefit	28
Transaction date	31
Valuation date	8
Valuation period	32

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FINANCIAL STATEMENTS

[to be filed by amendment]

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Consolidated Financial Statements

Security Life of Denver
Insurance Company
and Subsidiaries

Years ended December 31, 1999, 1998 and 1997
with Report of Independent Auditors

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Financial Statements

Security Life Separate Account L1
of Security Life of Denver
Insurance Company

Years ended December 31, 1999, 1998 and 1997
with Report of Independent Auditors

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APPENDIX A

Factors for the
Cash Value Accumulation Test
For a Life Insurance Policy

Attained Age	Male	Female	Unisex	Attained Age	Male	Female	Unisex	Attained Age	Male	Female	Unisex

0	11.727	14.234	12.149
1	11.785	14.209	12.194	34	4.188	4.902	4.314	67	1.617	1.815	1.657
2	11.458	13.815	11.857	35	4.052	4.742	4.173	68	1.583	1.769	1.620
3	11.128	13.417	11.515	36	3.920	4.586	4.037	69	1.550	1.724	1.585
4	10.803	13.023	11.178	37	3.793	4.437	3.906	70	1.518	1.681	1.552
5	10.481	12.635	10.845	38	3.670	4.293	3.780	71	1.488	1.639	1.520
6	10.161	12.253	10.514	39	3.553	4.154	3.658	72	1.459	1.599	1.489
7	9.844	11.875	10.187	40	3.439	4.021	3.541	73	1.432	1.560	1.460
8	9.530	11.505	9.863	41	3.330	3.894	3.429	74	1.406	1.524	1.433
9	9.221	11.141	9.545	42	3.226	3.771	3.322	75	1.382	1.490	1.407
10	8.918	10.784	9.233	43	3.125	3.654	3.218	76	1.359	1.457	1.383
11	8.623	10.436	8.928	44	3.028	3.541	3.119	77	1.338	1.427	1.360
12	8.338	10.098	8.634	45	2.936	3.432	3.023	78	1.318	1.398	1.338
13	8.066	9.771	8.353	46	2.846	3.328	2.931	79	1.299	1.371	1.318
14	7.808	9.455	8.085	47	2.761	3.227	2.843	80	1.281	1.345	1.298
15	7.564	9.150	7.831	48	2.678	3.129	2.758	81	1.264	1.321	1.280
16	7.335	8.857	7.592	49	2.599	3.035	2.676	82	1.248	1.298	1.262
17	7.118	8.575	7.364	50	2.522	2.945	2.597	83	1.233	1.277	1.245
18	6.911	8.302	7.148	51	2.449	2.858	2.522	84	1.218	1.257	1.230
19	6.713	8.038	6.939	52	2.378	2.774	2.449	85	1.205	1.238	1.215
20	6.521	7.782	6.737	53	2.311	2.693	2.379	86	1.193	1.221	1.202
21	6.334	7.534	6.540	54	2.246	2.615	2.312	87	1.181	1.205	1.189
22	6.150	7.293	6.347	55	2.184	2.540	2.248	88	1.171	1.190	1.177
23	5.969	7.059	6.158	56	2.125	2.468	2.187	89	1.160	1.176	1.166
24	5.791	6.831	5.971	57	2.068	2.398	2.128	90	1.151	1.163	1.155
25	5.615	6.611	5.788	58	2.014	2.330	2.071	91	1.141	1.150	1.144
26	5.441	6.396	5.608	59	1.962	2.265	2.017	92	1.131	1.137	1.133
27	5.271	6.188	5.431	60	1.912	2.201	1.965	93	1.120	1.125	1.122
28	5.104	5.986	5.258	61	1.864	2.139	1.915	94	1.109	1.112	1.110
29	4.940	5.791	5.089	62	1.818	2.079	1.867	95	1.097	1.098	1.097
30	4.781	5.601	4.925	63	1.774	2.022	1.821	96	1.083	1.084	1.084
31	4.626	5.418	4.765	64	1.732	1.967	1.777	97	1.069	1.069	1.069
32	4.476	5.241	4.610	65	1.692	1.914	1.735	98	1.054	1.054	1.054
33	4.330	5.069	4.459	66	1.654	1.863	1.695	99	1.040	1.040	1.040
								100	1.000	1.000	1.000

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APPENDIX B

Factors for the
Guideline Premium/Cash Value Corridor Test
For a Life Insurance Policy

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor

0	2.50	25	2.50	50	1.85	75	1.05
1	2.50	26	2.50	51	1.78	76	1.05
2	2.50	27	2.50	52	1.71	77	1.05
3	2.50	28	2.50	53	1.64	78	1.05
4	2.50	29	2.50	54	1.57	79	1.05

5	2.50	30	2.50	55	1.50	80	1.05
6	2.50	31	2.50	56	1.46	81	1.05
7	2.50	32	2.50	57	1.42	82	1.05
8	2.50	33	2.50	58	1.38	83	1.05
9	2.50	34	2.50	59	1.34	84	1.05

10	2.50	35	2.50	60	1.30	85	1.05
11	2.50	36	2.50	61	1.28	86	1.05
12	2.50	37	2.50	62	1.26	87	1.05
13	2.50	38	2.50	63	1.24	88	1.05
14	2.50	39	2.50	64	1.22	89	1.05

15	2.50	40	2.50	65	1.20	90	1.05
16	2.50	41	2.43	66	1.19	91	1.04
17	2.50	42	2.36	67	1.18	92	1.03
18	2.50	43	2.29	68	1.17	93	1.02
19	2.50	44	2.22	69	1.16	94	1.01

20	2.50	45	2.15	70	1.15	95	1.00
21	2.50	46	2.09	71	1.13	96	1.00
22	2.50	47	2.03	72	1.11	97	1.00
23	2.50	48	1.97	73	1.09	98	1.00
24	2.50	49	1.91	74	1.07	99	1.00

						100	1.00

THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.

Asset Portfolio Manager      61

APPENDIX C

Performance Information

POLICY PERFORMANCE

The following hypothetical illustrations demonstrate how the actual investment experience of each variable investment option of the separate account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the net portfolio's management fees after any voluntary waiver and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $X,XXX annual premium, received at the beginning of each year, for a hypothetical policy with a $XXX,XXX stated death benefit, the cash value accumulation test, death benefit option 1, issued to a preferred, nonsmoker male, age 45. In each case, it is assumed that all premiums are allocated to the variable investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the separate account for mortality and expense risks, and each portfolio's charges and expenses. See Charges, Deductions and Refunds, page 44.

Asset Portfolio Manager      62

HYPOTHETICAL ILLUSTRATIONS [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

AIM V.I. Capital Appreciation Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

AIM V.I. Government Securities Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Alger American Growth Portfolio
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Asset Portfolio Manager      63

HYPOTHETICAL ILLUSTRATIONS (continued) [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

Alger American Leveraged AllCap Portfolio
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96
12/31/97
12/31/98
12/31/99

Alger American MidCap Growth Portfolio
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Alger American Small Capitalization Portfolio
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Asset Portfolio Manager      64

HYPOTHETICAL ILLUSTRATIONS (continued) [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

Fidelity VIP Growth Portfolio Service Class
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Fidelity VIP Overseas Portfolio Service Class
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Asset Portfolio Manager      65

HYPOTHETICAL ILLUSTRATIONS (continued) [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

Fidelity VIP II Asset Manager Portfolio Service Class
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Fidelity VIP II Index 500 Portfolio
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Asset Portfolio Manager      66

HYPOTHETICAL ILLUSTRATIONS (continued) [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

The GCG Trust Liquid Assets Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

INVESCO VIF-Equity Income Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

INVESCO VIF-High Yield Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Asset Portfolio Manager      67

HYPOTHETICAL ILLUSTRATIONS (continued) [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

INVESCO VIF-Small Company Growth Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98
12/31/99

INVESCO VIF-Total Return Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

INVESCO VIF-Utilities Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Janus Aspen Aggressive Growth Portfolio Service Shares
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Asset Portfolio Manager      68

HYPOTHETICAL ILLUSTRATIONS (continued) [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

Janus Aspen Growth Portfolio Service Shares
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Janus Aspen International Growth Portfolio Service Shares
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Janus Aspen Worldwide Growth Portfolio Service Shares
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Asset Portfolio Manager      69

HYPOTHETICAL ILLUSTRATIONS (continued) [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

Neuberger Berman Growth Portfolio
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Neuberger Berman Limited Maturity Bond Portfolio
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Asset Portfolio Manager      70

HYPOTHETICAL ILLUSTRATIONS (continued) [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

Neuberger Berman Partners Portfolio
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Van Eck Worldwide Bond Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Van Eck Worldwide Emerging Markets Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96
12/31/97
12/31/98
12/31/99

Asset Portfolio Manager      71

HYPOTHETICAL ILLUSTRATIONS (continued) [to be filed by amendment]
Nonsmoker Male Age 45 Preferred Risk Class Stated Death Benefit $XXX,XXX	Cash Value Accumulation Test Death Benefit Option 1 Annual Premium $X,XXX

Van Eck Worldwide Hard Assets Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

Van Eck Worldwide Real Estate Fund
Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98
12/31/99

Asset Portfolio Manager      72

PART II

UNDERTAKING TO FILE REPORTS

Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on May 1, 1997 (File No. 33-74190).

UNDERTAKING REGARDING INDEMNIFICATION

Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on May 1, 1997 (File No. 33-74190).

UNDERTAKING REQUIRED BY SECTION 26(e)(2)(A) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED

Security Life of Denver Insurance Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     Cross-Reference table.

     The undertaking to file reports.

     The undertaking regarding indemnification.

     The undertaking required by Section 26(e)2(A) of the Investment Company Act of 1940, as amended.

     The signatures.

     Written consents of the following persons:

          James L. Livingston, Jr. (See Exhibit 6A). [To be filed by amendment]
          Ernst & Young LLP (See Exhibit 7A). [To be filed by amendment]
          Sutherland Asbill & Brennan LLP (See Exhibit 7B). [To be filed by amendment]

Asset Portfolio Manager      II - 1

     The following exhibits:

1.A(1)     Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant.6

     (2)     Not Applicable.

     (3)(a) Security Life of Denver Distribution Agreement.6

               (i)     Amendment to Security Life of Denver Insurance Company Distribution Agreement.8

               (ii)     Amendment to Security Life of Denver Insurance Company Distribution Agreement.7

          (b)     Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. 5

               (i)     Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated.1

               (ii)     Compensation Schedule.11

          (c) Commission Schedule for Policies. 5

          (d) Specimen Master Sales and Supervisory Agreement with Compensation Schedule.11

     (4)     Not Applicable.

     (5)(a) Specimen Variable Universal Life Insurance Policy (Form No. 1195 (VUL)-5/97). 1

               (i)     Specimen Variable Universal Life Policy issued in Massachusetts (Form No. 1195 (VUL)-MA-5/97).1

               (ii)     Specimen Variable Universal Life Policy issued in Maryland. (Form No. 1195 (VUL)-MA-5/97).1

               (iii)     Specimen Variable Universal Life Policy issued in Texas. (Form No. 1195 (VUL)-MA-5/97).1

               (iv)     Specimen Variable Universal Life Insurance Policy (Form No. 2500 (VUL)-7/97).2

               (v)     Specimen Variable Universal Life Insurance Policy (Form No. 2502 (VUL)-6/98).9

               (vi)     Specimen Variable Universal Life Insurance Policy (Form No. 2511 (VUL)-2/01).

          (b) Adjustable Term Insurance Rider (Form No. R2000-3/96).1

          (c) Right to Exchange Rider (Form No. R-1504).9

          (d) Waiver of Cost of Insurance Rider (Form No. R-1505).9

          (e) Waiver of Specified Premium Total Disability Rider (Form No. R-1506).9

          (f) Aviation Exclusion Rider (Form No. S-9622).9

          (g) Additional Insured Rider (Form No. R-2002).9

     (6)(a) Security Life of Denver's Restated Articles of Incorporation.6

          (b-g) Amendments to Articles of Incorporation through June 12, 1987.6

          (h) Security Life of Denver's By-Laws.6

               (i)     Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). 4

     (7)     Not Applicable.

     (8)(a)      Addendum to Sales Agreement.6

               (i)     Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. 5

               (ii)     Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company.6

               (iii)     Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company.6

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               (iv)     Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. 6

               (v)     Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.6

               (vi)     Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company.6

               (vii)     Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company.6

          (b) (i)     First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. 5

               (ii)     Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. 5

               (iii)     Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. 5

               (iv)     First Amendment to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company.6

               (v)     First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.6

               (vi)     Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.6

               (vii)     First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.6

              (viii)  Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.6

               (ix)     First Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc.6

               (x)     Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.9

               (xi)     Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.9

               (xii)     Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.4

               (xiii)     Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.4

               (xiv)     Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc.4

               (xv)     Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Investment Funds, Inc. and INVESCO Funds Group, Inc.6

               (xvi)     Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc.6

               (xvii)     Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.6

Asset Portfolio Manager      II - 3

               (xviii)     Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.6

               (xix)     Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc.10

               (xx)     Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.10

               (xxi)     Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.10

               (xxii)     Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc.10

               (xxiii)     Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.11

               (xxiv)     Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.12

               (xxv)     Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.12

               (xxvi)     Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc.12

               (xxvii)     Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company.12

          (c) (i)     Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company.6

                (ii)     Expense Allocation Agreement between A I M Advisors, Inc., AIM Distributors, Inc. and Security Life of Denver.9

                (iii)     Service Agreement between INVESCO Funds Group, Inc. and Security Life of Denver Insurance Company.9

                (iv)     Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company.9

                (v)      Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company.9

                (vi)     Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver.9

               (vii)     Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company.12

          (d) Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation.6

          (e) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation.6

     (9)     Not Applicable.

     (10)(a) Specimen Variable Life Insurance Application (Form No. Q-2006-9/97).2

               (i)     Variable Life Application Insert.7

               (ii)     Binding Limited Life Insurance Coverage Form.9

               (iii)     Automatic Telephone Privileges Sticker.9

               (iv)      Variable Life Application Insert.11

Asset Portfolio Manager      II - 4

          (b) Specimen Variable Life Insurance Application (Form No. Q-1155-98).3

2.     Opinion and Consent of Gary W. Waggoner as to securities being registered.

3.     Not Applicable.

4.     Not Applicable.

5.     Not Applicable.

6.A     Opinion and Consent of James L. Livingston, Jr.[To be filed by amendment]

7.A     Consent of Ernst & Young LLP. [To be filed by amendment]
   B     Consent of Sutherland Asbill & Brennan LLP. [To be filed by amendment]

8.     Not Applicable.

11.      Issuance, Transfer and Redemption Procedures Memorandum.11

_______________

1     Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 30, 1997 (File No. 33-88148).

2     To be used on or before May 1, 1998.

3     To be used on or before May 1, 1998, where Exhibit 1.A(10)(a)(i) has not been approved.

4     Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on October 29, 1997 (File No. 33-74190).

5     Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 2, 1998 (File No. 33-74190).

6     Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 27, 1998 (File No. 33-74190).

7     Incorporated herein by reference to the Post-Effective Amendment No. 10 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 23, 1999 (File No. 33-74190).

8     Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on December 3, 1999 (File No. 333-90577).

9     Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 29, 1999 (File No. 33-74190).

10     Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on February 29, 2000 (File No. 333-72753).

Asset Portfolio Manager      II - 5

11     Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 25, 2000 (File No. 33-74190).

12     Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on October 13, 2000 (File No. 33-74190).

Asset Portfolio Manager      II - 6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Security Life of Denver Insurance Company and the Registrant, Security Life Separate Account L1, have duly caused this Registration Statement to be signed on their behalf by the undersigned, hereunto duly authorized, and their seal to be hereunto fixed and attested, all in the City and County of Denver and the State of Colorado on the 16th day of November, 2000.

                         SECURITY LIFE OF DENVER INSURANCE COMPANY

                         (Depositor)

                                                   BY: /s/ Stephen M. Christopher
                                                        Stephen M. Christopher
                                                        President

(Seal)

ATTEST:

/s/ Gary W. Waggoner
Gary W. Waggoner

                                                   SECURITY LIFE SEPARATE ACCOUNT L1
                                                   (Registrant)

                                                   BY:     SECURITY LIFE OF DENVER INSURANCE COMPANY
                                                   (Depositor)

                                                   BY:     /s/ Stephen M. Christopher
                                                   Stephen M. Christopher
                                                   President

(Seal)

ATTEST:

/s/ Gary W. Waggoner
Gary W. Waggoner

Asset Portfolio Manager      II - 7

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Security Life of Denver Insurance Company and on the date indicated.

PRINCIPAL EXECUTIVE OFFICERS:

/s/ Stephen M. Christopher
Stephen M. Christopher
President, Chief Executive Officer and Chairman

/s/ James L. Livingston, Jr.
James L. Livingston, Jr.
Executive Vice President, CFO and Chief Actuary

PRINCIPAL ACCOUNTING OFFICER:

/s/ Shari A. Enger
Shari A. Enger
Vice President and Controller

DIRECTORS:

/s/ P. Randall Lowery
P. Randall Lowery

/s/ Mark A. Tullis
Mark A. Tullis

Asset Portfolio Manager      II - 8

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.A(5)(a)(vi)	Specimen Variable Universal Life Insurance Policy (Form No. 2511 (VUL)-2/01
2.	Opinion and Consent of Gary W. Waggoner as to securities being registered.

Asset Portfolio Manager      II - 9